This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 24, 2002

PROSPECTUS SUPPLEMENT

(To Prospectus Dated August 11, 1999)

$

         % Senior Notes due

          The notes will bear interest at the rate of      % per year. We will pay interest on the notes each                and                , beginning on                     , 2002. The notes will mature on                     ,      . We may redeem all or any portion of the notes at any time at the redemption price described under “Description of Notes — Optional Redemption.” There will be no sinking fund for the notes.

      The notes will be unsecured obligations of our company and will rank equally with all of our other unsecured, senior indebtedness. The notes will be issued only in registered form in denominations of $1,000 and integral multiples of $1,000.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per note	Total

Public Offering Price	%	$
Underwriting Discount	%	$
Proceeds to Corn Products (before expenses)	%	$

      Interest on the notes will accrue from                     , 2002 to date of delivery.

      The underwriters expect to deliver the notes in book-entry form only through The Depository Trust Company on or about             , 2002.

Salomon Smith Barney

SunTrust Robinson Humphrey

BNY Capital Markets, Inc.

                    , 2002

FORWARD LOOKING STATEMENTS
PROSPECTUS SUPPLEMENT SUMMARY
USE OF PROCEEDS
CAPITALIZATION
BUSINESS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DESCRIPTION OF THE NOTES
UNDERWRITING
LEGAL MATTERS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
Corn Products International, Inc. Condensed Consolidated Statements of Income (Unaudited)
Corn Products International, Inc. Condensed Consolidated Balance Sheets
Corn Products International, Inc. Notes to Condensed Consolidated Financial Statements
Report of Management
Report of Independent Auditors
Corn Products International, Inc. Consolidated Statements of Income
Corn Products International, Inc. Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Supplemental Financial Information
About This Prospectus
Where You Can Find More Information
Corn Products International, Inc.
Use of Proceeds
Ratio of Earnings to Fixed Charges
Description of Debt Securities
Plan of Distribution
Legal Matters
Experts

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with additional information or information that is different. This document may only be used where it is legal to sell these securities. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement and the date of the accompanying prospectus only.

Prospectus Supplement

Prospectus

About this Prospectus	2
Where You Can Find More Information	2
Corn Products International, Inc.	3
Use of Proceeds	4
Ratio of Earnings to Fixed Charges	4
Description of Debt Securities	5
Plan of Distribution	12
Legal Matters	13
Experts	13

FORWARD LOOKING STATEMENTS

      Each of this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus contain forward-looking statements concerning our financial position, business and future earnings and prospects, in addition to other statements using words such as anticipate, believe, plan, estimate, expect, intend and other similar expressions. These statements contain certain inherent risks and uncertainties. Although we believe our expectations reflected in these forward-looking statements are based on reasonable assumptions, you are cautioned that no assurance can be given that our expectations will prove correct. Actual results and developments may differ materially from the expectations conveyed in these statements, based on factors such as the following: fluctuations in worldwide commodities markets and the associated risks of hedging against such fluctuations; fluctuations in aggregate industry supply and market demand; general political, economic, business, market and weather conditions in the various geographic regions and countries in which we manufacture and sell our products, including fluctuations in the value of local currencies, energy costs and availability and changes in regulatory controls regarding quotas, tariffs, taxes and biotechnology issues; and increased competitive and/or customer pressure in the corn-refining industry. Our forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of the statement. If we do update or correct one or more of these statements, you should not conclude that we will make additional updates or corrections. For a further description of risk factors, see our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.

PROSPECTUS SUPPLEMENT SUMMARY

      The following is a summary and does not contain all of the information that may be important to you. You should read this prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, before deciding to purchase any notes. Unless the context indicates otherwise, references to “us”, “we” or “Corn Products” refer to the corn-refining and related businesses of Bestfoods, formerly CPC International Inc., for periods prior to January 1, 1998 and to Corn Products International, Inc. and its subsidiaries for the periods on and after such date.

Corn Products International, Inc.

      Corn Products International, Inc., together with its subsidiaries, produces a large variety of food ingredients and industrial products derived from the wet milling of corn and other starch-based materials (such as tapioca and yucca). Our products include the following:

•	Sweetener products (57% of 2001 sales), such as high fructose corn syrup sold as a sweetener in soft drinks, fruit drinks and pastries; glucose corn syrup sold for use in food products; high maltose corn syrup sold to brewing companies; dextrose sold for confectionery, pharmaceutical and industrial applications; and maltodextrins, glucose and corn syrup solids sold for use in food products;

•	Starch products (20% of 2001 sales), such as cornstarch sold to cornstarch packers and starches sold to the paper, corrugating and textile industries; and

•	By-products and others (23% of 2001 sales), such as corn oil sold to producers of margarine, salad dressings, shortening and mayonnaise; and corn gluten meal and steepwater sold as additives to animal feed.

      We are one of the largest corn refiners in the world and the leading corn refiner in Latin America. In addition, we are the world’s leading producer of dextrose and have a strong regional leadership in cornstarch and liquid sweeteners. We have operations in 13 countries and sell our products in about 70 countries around the world, primarily in North America, South America and Asia/ Africa. We have leading market positions in many of the markets we serve.

      During 2001, we had consolidated net sales of $1.89 billion and operating profit of $166 million. Our North America operations generated 64% and 35% of net sales and operating profit, respectively. Our South America operations generated 23% and 39% of net sales and operating profit, respectively. Our Asia/ Africa operations generated 13% and 26% of net sales and operating profit, respectively.

      Our current business plan is centered on:

•	Restoring United States profits;

•	Improving return on equity;

•	Reducing working capital; and

•	Paying down debt.

The Offering

Issuer	Corn Products International, Inc.

Securities Offered	$ aggregate principal amount of % Senior Notes due .

Maturity	, .

Interest	Interest will accrue on the notes from , 2002 and will be payable on and of each year, beginning , 2002.

Ranking	The notes will be unsecured obligations of our company and will rank equally with all of our other unsecured, senior indebtedness, including $200 million of our 8.45% Senior Notes due 2009. At March 31, 2002, we had approximately $721 million of indebtedness outstanding on a consolidated basis, of which $234 million of foreign affiliate indebtedness would be structurally senior to the notes.

Optional Redemption	We may redeem the notes at any time at our option, in whole or in part, at a redemption price equal to the greater of:

• 100% of the principal amount of the notes being redeemed; and

• the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed from the redemption date to the maturity date discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate plus basis points. We will also pay the accrued and unpaid interest on the notes to the redemption date.

Use of Proceeds	We intend to use the majority of the net proceeds of the offering to repay short term indebtedness and to use the remaining net proceeds, if any, for general corporate purposes. See “Use of Proceeds” for more information.

Summary Historical Financial Information

      The following table presents selected summary historical financial information for us. The information below should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and notes thereto included in this prospectus supplement. The statement of income data and balance sheet data for each of the years ended December 31, 2001, 2000 and 1999 are derived from our audited consolidated financial statements. The statement of income data and balance sheet data for each of the three months ended March 31, 2002 and 2001 are derived from our unaudited condensed consolidated financial statements.

							Three Months
	Year Ended December 31,						Ended March 31,

	1999		2000		2001		2001		2002

	(dollars in millions)
Statement of income data:
Net sales	$1,735		$1,865		$1,887		$455		$432
Cost of sales	1,450		1,559		1,588		380		373

Gross profit	285		306		299		75		59
Selling, general and administrative expenses	134		135		148		40		37
Restructuring and other charges, net(a)	—		20		—		—		—
Earnings from non-consolidated affiliates and other income	(6)		(5)		(15)		(4)		(10)

Operating income	157		156		166		39		32
Financing costs	35		54		64		15		10

Income before income taxes	122		102		102		24		22
Provision for income taxes	43		36		36		8		8
Minority interest in earnings	5		18		9		3		3

Net income before change in accounting principle	74		48		57		13		11
Cumulative effect of change in accounting principle	—		—		—		—		—

Net income	$74		$48		$57		$13		$11

Balance sheet data:
Working capital(b)	$326		$336		$324		$354		$293
Current ratio	1.2	x	1.1	x	0.8	x	1.1	x	0.8	x
Plants and properties, net	$1,349		$1,407		$1,293		$1,374		$1,220
Total debt	544		720		756		804		721
Deferred income tax liability	182		185		186		178		193
Minority interest in subsidiaries	199		208		147		159		97
Stockholders’ equity	1,030		960		857		927		810
Total assets	2,217		2,339		2,227		2,310		2,075

Other financial data:
Depreciation & amortization	$122		$135		$127		$33		$26
EBIT	157		156		166		39		32
EBITDA(c)	279		291		293		72		58
Interest expense, net	33		55		56		15		9
Cash provided by (used for) operating activities	205		188		171		(4)		27
Cash used for investing activities	(271)		(262)		(171)		(88)		(20)
Cash provided by (used for) financing activities	68		74		27		88		(29)

							Three Months
	Year Ended December 31,						Ended March 31,

	1999		2000		2001		2001		2002

	(Dollars in millions)
Credit ratios:
EBIT/interest	4.8	x	2.8	x	3.0	x	2.6	x	3.5	x
EBITDA/interest	8.5	x	5.3	x	5.2	x	4.8	x	6.4	x
Total debt/total capitalization(d)	27.8%		34.7%		38.8%		38.9%		39.6%
Total debt/ EBITDA	1.9	x	2.5	x	2.6	x	—		—
Cash flow from operations/total debt	37.7%		26.1%		22.6%		—		—
Ratio of earnings to fixed charges(e)	3.5	x	2.6	x	2.6	x	2.3	x	3.0	x

(a)	In 2000, a $20 million pretax special charge was recorded that pertained to a workforce reduction program and the write-off of certain capital projects.

(b)	Excludes short-term debt.

(c)	EBITDA equals operating income plus depreciation and amortization. We present EBITDA here to provide additional information about our ability to meet our future debt service, capital expenditure and working capital requirements. EBITDA is not a measure of financial performance under generally accepted accounting principles and you should not consider it as an alternative either to net income as an indicator of our operating performance or to cash flow as a measure of our liquidity. Our definition of EBITDA may be different than that used by other companies.

(d)	Total capitalization equals the sum of total debt, deferred income tax liability, minority interest in subsidiaries and stockholders’ equity.

(e)	The ratio of earnings to fixed charges equals earnings divided by fixed charges. Earnings is defined as income before extraordinary charges, income taxes and minority interest in earnings plus fixed charges minus capitalized interest. Extraordinary charges include special charges, restructuring charges and spin-off costs. Fixed charges is defined as interest expense on debt plus amortization of discount on debt plus the interest portion of rental expense on operating leases.

USE OF PROCEEDS

      We intend to use the majority of the net proceeds from the sale of the notes to pay down the outstanding balance of our short term borrowings under our current, 5-year unsecured revolving credit facility which matures in December 2002. As of March 31, 2002, the outstanding balance under this facility was $287 million bearing interest at a weighted average rate of 2.2% per annum. We intend to use the remaining net proceeds, if any, for general corporate purposes.

CAPITALIZATION

      The following table sets forth at March 31, 2002 our cash and cash equivalents, short-term debt, total long-term debt, deferred income tax liability, minority interest in subsidiaries, total stockholders’ equity and total capitalization on an actual basis and as adjusted to give effect to the issuance of the notes and the application of the net proceeds as described under “Use of Proceeds.” The table should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our condensed consolidated financial statements and the notes thereto included in this prospectus supplement, as well as “Use of Proceeds.”

	At March 31, 2002

	Actual	As Adjusted

	(in millions)
Cash and cash equivalents	$41

Short-term debt:
5-year revolving credit facility	287
Other short-term borrowings	122
Current portion of long-term debt	10

Total short-term debt	$419

Long-term debt:
% senior notes due offered hereby	$—
8.45% senior notes due 2009	200
Other long-term debt	102

Total long-term debt	302

Deferred income tax liability	193

Minority interest in subsidiaries	97

Common stock	1
Additional paid-in capital	1,073
Less: treasury stock	(53)
Deferred compensation — restricted stock	(3)
Accumulated other comprehensive loss	(390)
Retained earnings	182

Total stockholders’ equity	810

Total capitalization(a)	$1,821

(a)	Total capitalization equals the sum of total debt, deferred income tax liability, minority interest in subsidiaries and stockholders’ equity.

BUSINESS

Overview

      We produce a large variety of food ingredients and industrial products derived from the wet milling of corn and other starch-based materials (such as tapioca and yucca). We are one of the largest corn refiners in the world and the leading corn refiner in Latin America. In addition, we are the world’s leading producer of dextrose and have a strong regional leadership in cornstarch and liquid sweeteners. We had consolidated net sales of $1.89 billion in 2001. Approximately 64% of our 2001 revenues were provided from our North America operations with the remainder coming from our South America and Asia/ Africa operations.

      Corn refining is a capital-intensive two-step process that involves the wet milling and processing of corn. During the front-end process, corn is steeped in water and separated into starch and by-products such as animal feed and germ. The starch is then either dried for sale or further modified or refined through various processes to make sweeteners and other starch-based products designed to serve the particular needs of various industries. Our sweetener products include high fructose corn syrups, also known as HFCS, glucose corn syrups, high maltose corn syrups, dextrose, maltodextrins and glucose and corn syrup solids. Our starch-based products include both industrial and food grade starches.

      We supply a broad range of customers in many industries. Our most important customers are in the food and beverage, pharmaceutical, paper products, corrugated and laminated paper, textile and brewing industries and in the animal feed markets worldwide. We believe our customers value our local approach to service.

Products

      Our sweetener products have grown to account for more than one half of our net sales while starch products and by-products each account for less than one quarter of our net sales.

      Sweetener Products. Our sweetener products represented approximately 57%, 55% and 51% of our net sales for 2001, 2000 and 1999, respectively.

High Fructose Corn Syrup. We produce the following types of high fructose corn syrup:

•	HFCS 55, which is primarily used as a sweetener in soft drinks; and

•	HFCS 42, which is used as a sweetener in various consumer products such as fruit-flavored beverages, yeast-raised breads, rolls, dough, ready-to-eat cakes, yogurt and ice cream.

Glucose Corn Syrups. Corn syrups are fundamental ingredients in many industrial products and are widely used in food products like baked goods, snack foods, beverages, canned fruits, condiments, candy and other sweets, dairy products, ice cream, jams and jellies, prepared mixes and table syrups. We offer corn syrups that are manufactured through an ion exchange process, a method that creates the highest quality, purest corn syrups.

High Maltose Corn Syrup. This special type of glucose syrup has a unique carbohydrate profile, making it ideal for use as a source of fermentable sugars in brewing beers. High maltose corn syrups are also used in the production of confections, canning and some other food processing applications.

Dextrose. We were granted the first United States patent for dextrose in 1923. We currently produce dextrose products that are grouped in three different categories: monohydrate, anhydrous and specialty. Monohydrate dextrose is used across the food industry in many of the same products as glucose corn syrups, especially in confectionery applications. Anhydrous dextrose is used to make solutions for intravenous injection and other pharmaceutical applications, as well as some specialty food applications. Specialty dextrose products are used in a wide range of applications, from confectionery tableting to dry mixes to carriers for high intensity sweeteners. Dextrose also has a wide range of industrial applications, including use in wall board and production of biodegradable surface agents and moisture agents, and is also used as the base for fermentation products including vitamins, organic acids, amino acids and alcohol.

Maltodextrins and Glucose and Corn Syrup Solids. These products have a multitude of food applications, including formulations where liquid corn syrups cannot be used. Maltodextrins are resistant to browning, provide excellent solubility, do not retain moisture, and are ideal for their carrier/bulking properties. Corn syrup solids have a bland flavor, remain clear in solution, and are easy to handle and also provide bluing properties.

      Starch Products. Starch products represented approximately 20%, 21% and 22% of our net sales for 2001, 2000 and 1999, respectively. Starches are an important component in a wide range of processed foods, where they are used particularly as a thickener and binder. Cornstarch is also sold to cornstarch packers for sale to consumers. Starches are also used in paper production to produce a smooth surface for printed communications and to improve strength in today’s recycled papers. In the corrugating industry, starches are used to produce high quality adhesives for the production of shipping containers, display board and other corrugated applications. The textile industry has successfully used starches for over a century to provide size and finishes for manufactured products. Industrial starches are used in the production of construction materials, adhesives, pharmaceuticals and cosmetics, as well as in mining, water filtration and oil and gas drilling.

      By-Products and Others. By-products and others accounted for 23%, 24% and 27% of our net sales for 2001, 2000 and 1999, respectively. Refined corn oil is sold to packers of cooking oil and to producers of margarine, salad dressings, shortening, mayonnaise and other foods. Corn gluten feed is sold as animal feed. Corn gluten meal and steepwater are sold as additives for animal feed.

Geographic Scope and Operations

      We operate in one business segment, corn refining, and are managed on a geographic regional basis. The business includes regional operations in North America, South America and Asia/ Africa. In 2001, approximately 64% of our net sales were derived from operations in North America, while South America and Asia/ Africa represented approximately 23% and 13%, respectively. See Note 14 to our Consolidated Financial Statements (entitled “Segment Information”) for additional financial information regarding geographic areas.

      Our North America region consists of operations in the United States, Canada and Mexico. It includes CornProductsMCP Sweeteners LLC (CPMCP), a non-consolidated joint marketing company that was formed with Minnesota Corn Processors, LLC (MCP) on December 1, 2000 for the purpose of selling and distributing certain designated sweetener products throughout the United States. For a further discussion of CPMCP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments and Outlook.” The region’s facilities include 10 plants producing regular and modified starches, dextrose, high fructose and high maltose corn syrups and corn syrup solids, dextrins and maltodextrins, caramel color and sorbitol. Our plant in Bedford Park, Illinois is a major supplier of starch and dextrose products for our United States and export customers. Our other United States plants in Winston-Salem, North Carolina and Stockton, California represent a high percentage of the production capacities for their local areas, as do our Canadian plants in Cardinal, London and Port Colborne, Ontario. We are the largest corn refiner in Mexico with two plants in Guadalajara and a plant in each of Mexico City and San Juan del Rio.

      We are the largest corn refiner in South America, with leading production capacities in Argentina, Brazil, Chile and Colombia. Our South America region includes 12 plants that produce regular, modified, waxy and tapioca starches, high fructose and high maltose corn syrups and corn syrup solids, dextrins and maltodextrins, dextrose, caramel color, sorbitol and vegetable adhesives.

      Our Asia/ Africa region consists of corn-refining operations in Kenya, Malaysia, Pakistan, South Korea and Thailand. The region’s facilities include 6 plants that produce modified, regular, waxy and tapioca starches, dextrins, glucose, dextrose and caramel color.

      In addition to the operations in which we engage directly, we have strategic alliances through technical license agreements with companies in India, South Africa, Zimbabwe, Serbia and Venezuela. As a group, our strategic alliance partners produce high fructose, glucose and high maltose syrups (both corn and tapioca), regular, modified, waxy and tapioca starches, dextrose and dextrins, maltodextrins and caramel color. These products have leading positions in many of their target markets.

Competition

      The corn-refining industry is highly competitive. Most of our products are viewed as commodities that compete with virtually identical products and derivatives manufactured by other companies in the industry. The United States is a particularly competitive market. Competitors include ADM Corn Processing Division (a division of Archer-Daniels-Midland Company), Cargill, A.E. Staley Manufacturing Co. (a subsidiary of Tate & Lyle, plc), National Starch and Chemical Company (a subsidiary of Imperial Chemicals Industries plc) and several others. Mexico and Canada face competition from the United States and local production including ALMEX, a Mexican joint venture between ADM and Staley. In South America, Cargill and National Starch have corn-refining operations in Brazil. Other local corn refiners also operate in many of our markets. Competition within markets is largely based on price, quality and product availability.

      Several of our products also compete with products made from raw materials other than corn. High fructose corn syrup and monohydrate dextrose compete principally with cane and beet sugar products. By-products such as corn oil and gluten meal compete with products of the corn dry milling industry and with soybean oil, soybean meal and others. Fluctuations in prices of these competing products may affect prices of, and profits derived from, our products.

Customers

      We supply a broad range of customers in over 60 industries. Approximately 22% of our 2001 net sales were to companies engaged in the processed foods industry and approximately 20% of our 2001 net sales were to companies engaged in the soft drink industry. Additionally, approximately 15% of our 2001 net sales were to feed users.

Raw Materials

      The basic raw material of the corn-refining industry is yellow dent corn. In the United States, the corn-refining industry processes about 10% to 15% of the annual United States corn crop. The supply of corn in the United States has been, and is anticipated to continue to be, adequate for our domestic needs. The price of corn, which is determined by reference to prices on the Chicago Board of Trade, fluctuates as a result of three primary supply factors — farmer planting decisions, climate and government policies — and three major market demand factors — livestock feeding, shortages or surpluses of world grain supplies and domestic and foreign government policies and trade agreements.

      Corn is also grown in other areas of the world, including Canada, South Africa, Argentina, Brazil, China and Australia. Our affiliates outside the United States utilize both local supplies of corn and corn imported from other geographic areas, including the United States. The supply of corn for these affiliates is also generally expected to be adequate for our needs. Corn prices for our non-United States affiliates generally fluctuate as a result of the same factors that affect United States corn prices.

      Due to the competitive nature of the corn-refining industry and the availability of substitute products not produced from corn, such as sugar from cane or beet, end product prices may not necessarily fluctuate in relation to raw material costs of corn.

      We follow a policy of hedging our exposure to commodity fluctuations with commodities futures contracts for certain of our North American corn purchases. All firm priced business is hedged when contracted. Other business may or may not be hedged at any given time based on management’s judgment as to the need to fix the costs of our raw materials to protect our profitability. See the discussion of commodity costs under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Risk and Uncertainties” for more information.

Product Development

      Our product development activity is focused on developing product applications for identified customer and market needs. Through this approach, we have developed value-added products for use in the corrugated paper, food, textile, baking and confectionery industries. We usually collaborate with customers to develop the desired product application either in the customers’ facilities, our technical service laboratories or on a contract basis. These efforts are supported by our marketing, product technology and technology support staff. Product development is enhanced through technology transfers pursuant to existing licensing arrangements.

Sales and Distribution

      Salaried sales personnel, who are generally dedicated to customers in a geographic region, sell our products directly to manufacturers and distributors. In addition, we have a staff that provides technical support to the sales personnel on an industry basis. In 2001, we began selling and distributing certain designated sweetener production destined for sale in the United States through our joint marketing company with Minnesota Corn Processors. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — CornProductsMCP Sweeteners LLC.” We generally utilize contract truck drivers to deliver bulk products to customer destinations but also have some of our own trucks for product delivery. In North America, the trucks generally ship to nearby customers. For those customers located considerable distances from our plants, a combination of railcars and trucks is used to deliver product. Railcars are generally leased for terms of five to fifteen years.

Patents, Trademarks And Technical License Agreements

      We own a number of patents, which relate to a variety of products and processes, and a number of established trademarks under which we market such products. We also have the right to use certain other patents and trademarks pursuant to patent and trademark licenses. We do not believe that any individual patent or trademark is material. There is not currently any pending challenge to the use or registration of any of our significant patents or trademarks that would have a material adverse impact on us or our results of operations.

      We are a party to several technical license agreements with third parties in other countries whereby we provide technical, management and business advice on the operations of corn-refining businesses and receive royalties in return. These arrangements provide us with product penetration in the various countries in which they exist, as well as experience and relationships that could facilitate future expansion. The duration of the agreements range from one to ten years or longer, and most of these relationships have been in place for many years. These agreements in the aggregate provide us with approximately $1 million of annual revenue.

Employees

      As of December 31, 2001, we had approximately 6,600 employees, of which approximately 800 were located in the United States. Approximately 38% of United States and 53% of non-United States employees are unionized. We believe our union and non-union employee relations are good.

Properties

      We operate, directly and through our subsidiaries, 28 manufacturing facilities, 27 of which are owned and one of which is leased (Jundiai, Brazil). In addition, we own our corporate headquarters in Bedford Park, Illinois.

      While we have achieved high capacity utilization, we believe our manufacturing facilities are sufficient to meet our current production needs. We have preventive maintenance and de-bottlenecking programs designed to further improve grind capacity and facility reliability.

      We have electricity co-generation facilities at all of our United States and Canadian plants, as well as at our plants in San Juan del Rio, Mexico, Baradero, Argentina and Faisalabad, Pakistan, that provide electricity at lower costs than are available from third parties. We generally own and operate such co-generation facilities ourself, but our large facilities in Stockton, California and Cardinal, Ontario, are owned by, and operated pursuant to, co-generation agreements with third parties.

      We believe we have competitive, up-to-date and cost-effective facilities. In recent years, significant capital expenditures have been made to update, expand and improve our facilities, averaging in excess of $100 million per year for the last five years. Capital investments have included the rebuilding of our plants in Cali, Colombia and Baradero, Argentina; an expansion of both grind capacity and dextrose production capacity at our Argo facility in Bedford Park, Illinois and our facility in Baradero, Argentina; entry into the high maltose corn syrup business in Brazil, Colombia and Argentina; entry into the HFCS business in Argentina; and the installation of energy co-generation facilities in Canada. In addition, prior to our acquisition of Arancia Corn Products, S.A. de C.V., the Mexican business completed a major expansion of the San Juan del Rio plant to produce HFCS. We believe these capital expenditures will allow us to operate highly efficient facilities for the foreseeable future with further annual capital expenditures that are in line with historical averages.

Government Regulation and Environmental Matters

      As a manufacturer and maker of food items and items for use in the pharmaceutical industry, our operations and the use of many of our products are subject to various United States federal, state, foreign and local statutes and regulations, including the Federal Food, Drug and Cosmetic Act and the Occupational Safety and Health Act, and to regulation by various government agencies, including the United States Food and Drug Administration, which prescribe requirements and establish standards for product quality, purity and labeling. The finding of a failure to comply with one or more regulatory requirements can result in a variety of sanctions, including monetary fines. We may also be required to comply with United States, state, foreign and local laws regulating food handling and storage. We believe these laws and regulations have not negatively affected our competitive position.

      Our operations are also subject to various United States, state, foreign and local laws and regulations with respect to environmental matters, including air and water quality and underground fuel storage tanks, and other regulations intended to protect public health and the environment. We believe we are in material compliance with all such applicable laws and regulations. Based upon current laws and regulations and the interpretations thereof, we do not expect that the costs of future environmental compliance will be a material expense, although there can be no assurance that we will remain in compliance or that the costs of remaining in compliance will not have a material adverse effect on our financial condition and results of operations.

      We anticipate that we will spend an immaterial amount in fiscal 2002 for environmental control equipment to be incorporated into existing facilities and in planned construction projects. This equipment is intended to enable us to continue our policy of compliance with existing environmental laws and regulations. Under the United States Clean Air Act Amendments of 1990, air toxin regulations will be promulgated for a number of industry source categories. The United States Environmental Protection Agency’s regulatory timetable specifies the promulgation of standards for industrial boilers in the year 2002, which have not yet been promulgated. At that time, our United States facilities may require additional pollution control devices to meet these standards. Currently, we cannot accurately estimate the ultimate financial impact of the standards.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The year 2001 was a challenging year for us given the difficult economic environment worldwide and local currency weakness in South America and Asia/ Africa. Despite these difficulties, however, net income increased from 2000 (which included special charges of $0.37 per diluted common share), significant operating cash flows were generated (although less than 2000), and sales volume grew 4%, an important fundamental in our business.

      In North America, our joint marketing company, CPMCP, commenced operations to better serve our customer base. However, selling prices for our products were depressed and the economic recession unfavorably affected our business in the region. This, coupled with higher energy costs and lower by-product pricing that began to recover during the year, caused operating income in the region to decline 16%. In South America, operating earnings increased 11% as we achieved strong year-over-year sales volume growth despite the weak economic conditions in the region. In Asia/ Africa, operating income fell 17% primarily due to local currency weakness in the region.

Recent Developments and Outlook

Mexico HFCS Tax

      On January 1, 2002, the Mexican Congress passed a value-added tax on soft drinks sweetened with HFCS which, on March 5, 2002, was suspended until September 30, 2002. In response to the enactment of the tax, which at the time effectively ended the use of HFCS for soft drinks in Mexico, we ceased production of HFCS 55 in Mexico by stopping production of HFCS 55 at our San Juan del Rio plant, one of our four plants in Mexico. Effective with the March 5, 2002 suspension of the tax, we resumed the production and sale of HFCS in Mexico, although at levels below historical volumes. Since the temporary suspension of the tax, HFCS demand in Mexico has been depressed and our earnings there have suffered as a result.

      Management continues to seek a permanent repeal of the tax. While we are hopeful for a permanent solution ahead of September 30, 2002 (the date that the suspension of the tax is scheduled to expire), in the absence of a favorable solution, it is likely that HFCS demand in Mexico will remain below historic levels adversely impacting our operating results and cash flows.

CornProductsMCP Sweeteners LLC

      In 2001, we began selling, marketing and distributing designated sweetener production destined for sale in the United States through CPMCP, a limited liability joint marketing company with MCP. On June 6, 2002, MCP announced that it had signed a letter of intent with Archer-Daniels-Midland Company (ADM) reflecting their intentions to attempt to negotiate a definitive agreement that may lead to a sale of MCP to ADM. The letter does not contain any offer or price regarding sale terms, nor does it obligate MCP or ADM to enter into a definitive agreement.

      If ADM were to acquire MCP without terminating CPMCP, the document governing the joint marketing company would require ADM to, among other things, sell, market and distribute all of its designated sweetener products destined for sale in the United States through CPMCP. In the event of a sale of MCP to ADM, we would have the right to terminate the joint marketing company without paying a termination fee. Regardless of whether there is a potential change in control, either member of CPMCP has the option to terminate the joint marketing company by giving written notice at any time and paying a stipulated termination fee.

      We have no current intention to terminate CPMCP, nor have we received notice from MCP to that effect. We cannot give any assurance that ADM and MCP will consummate a transaction or that, even if such a transaction is consummated, CPMCP will be terminated. If CPMCP were to terminate in connection with an acquisition of MCP by ADM, we believe that we would be able to unwind the joint marketing company and resume the marketing of our own designated sweetener products without a material adverse impact on our future financial position, results of operations or cash flows.

Results of Operations

First Quarter 2002 Compared To First Quarter 2001

      Net Income. Net income for the quarter ended March 31, 2002 decreased to $11.2 million, or $0.31 per diluted share, from $12.7 million, or $0.36 per diluted share, in the first quarter of 2001. The results for first quarter 2002 included $4.6 million ($3.0 million after-tax) of net non-recurring earnings consisting primarily of a gain from the sale of a business unit, net of certain one-time charges. The non-recurring earnings include an $8.0 million pretax gain from the February 2002 sale of Enzyme-Bio Systems Ltd., partially offset by $4.3 million of charges principally related to workforce reductions in North America. Additionally, a one-time gain of $0.9 million associated with the curtailment of certain benefit costs pertaining to the aforementioned sale and workforce reduction was recorded. Excluding the net non-recurring income, we earned $8.2 million, or $0.23 per diluted share in first quarter 2002, down 35% from the $12.7 million earned in first quarter 2001. This decrease was principally due to lower sales volumes and foreign currency weakness, which more than offset reduced financing costs.

      Net Sales. First quarter 2002 net sales totaled $432 million, down 5% from first quarter 2001 sales of $455 million. This decrease reflects an 8% decline associated with lower volume and a 6% reduction attributable to weaker foreign currencies, which more than offset a 9% price/mix improvement.

      North America net sales for first quarter 2002 were down 2% from the same period last year primarily due to the effect of the sale of Enzyme-Bio Systems. Excluding past sales generated by Enzyme-Bio Systems, sales in the region were flat, as a 6% price/mix improvement was offset by lower volume. The volume decrease primarily reflects reduced demand in Mexico as a result of the Mexican HFCS tax issue. In South America, net sales decreased 16% from first quarter 2001 reflecting a 12% regional volume decline driven by soft economic conditions in Argentina and Brazil. Additionally, while price/mix improvements in the region have been significant (up approximately 19% from first quarter 2001), the increases in Argentina are currently lagging the devaluation of the Argentine peso. In Asia/ Africa, net sales increased 1% from last year, as a 3% price/mix improvement and modest volume growth more than offset a 2% sales reduction attributable to weaker currencies.

      Cost of Sales and Operating Expenses. Cost of sales for first quarter 2002 decreased 2% from first quarter 2001 partially due to the effect of the sale of Enzyme-Bio Systems. Excluding past expenses of Enzyme-Bio Systems, cost of sales declined 1% from first quarter 2001. Gross margins were 13.6%, down from 16.5% in first quarter 2001, reflecting lower volumes, as well as the impact of the decline in value of foreign currencies, particularly in Argentina and Brazil.

      Driven partially by a change in accounting that prohibits the amortization of goodwill, first quarter 2002 operating expenses decreased to $36.9 million from $39.8 million in first quarter 2001, despite the recording of the one-time charges and curtailment gain, which together totaled $3.4 million. Excluding the effect of the one-time items, first quarter 2002 operating expenses totaled $33.5 million, representing 7.7% of net sales, down from 8.1% last year before amortization of goodwill. This decline in operating expenses principally reflects lower United States and Canadian SG&A costs and, to a lesser extent, the disposition of Enzyme-Bio Systems.

      Operating Income. First quarter 2002 operating income, which includes the previously mentioned $4.6 million of net non-recurring earnings, decreased 20% to $31.5 million from $39.6 million in first quarter 2001. Excluding the net non-recurring earnings, operating income decreased 32% to $26.9 million from $39.6 million, reflecting significantly lower earnings in North America and South America. North America operating income of $6.7 million decreased 55% from $15.0 million in the first quarter of 2001, mainly due to the impact of Mexico’s HFCS tax on our Mexican business. South America operating income of $13.7 million for first quarter 2002 decreased 28% from $18.9 million in first quarter 2001, primarily due to soft economic conditions and weaker currencies in Argentina and Brazil. Asia/ Africa operating income increased 13% to $11.9 million from $10.5 million in first quarter 2001.

      Financing Costs. Financing costs for first quarter 2002 were $9.6 million, down from $15.5 million in first quarter 2001, reflecting lower interest rates and reduced debt.

      Provision For Income Taxes. Our effective tax rate increased to 36% for first quarter 2002, from 35% in first quarter 2001. The higher estimated tax rate for 2002 is based on the expected change in the mix of domestic and foreign earnings for the full year.

      Minority Interest in Earnings. The decrease in minority interest for first quarter 2002 reflects our increased ownership in Arancia and a reduction in earnings from Argentina, partially offset by increased earnings in Korea and Pakistan.

      Comprehensive Income (Loss). We recorded a comprehensive loss of $46 million for first quarter 2002 as compared with a comprehensive loss of $29 million in first quarter 2001. The increase resulted from a $30 million unfavorable variance in the currency translation adjustment, partially offset by gains from cash flow hedges, net of income taxes. The unfavorable $30 million currency translation adjustment related primarily to the negative impact of weakened local currencies, particularly in Argentina, versus a stronger U.S. dollar.

2001 Compared To 2000

      Net Income. We reported net income of $57 million, or $1.60 per diluted common share for the year 2001, as compared to $48 million, or $1.35 per diluted common share for 2000. The 2001 results include $5.4 million ($3.5 million after-tax) of non-recurring earnings from a tax refund, net of certain one-time charges. The results for 2000 include special charges of $20 million ($13 million after-tax) pertaining to a workforce reduction program ($17.5 million) and the write-off of certain capital projects ($2.5 million). Excluding the non-recurring earnings from 2001 results and the special charges recorded in 2000, we earned $53 million, or $1.50 per diluted share in 2001, down from $61 million, or $1.72 per diluted share in 2000. This decrease principally reflects weaker foreign currencies, higher energy costs and increased financing costs, which more than offset favorable contributions from sales volume growth, improved selling prices and a reduction in minority interest in earnings.

      Net Sales. A summary of net sales is shown below:

			Increase
	2001	2000	(Decrease)	% Change

	(Dollars in millions)
North America	$1,212	$1,157	$55	5%
South America	440	460	(20)	(4)%
Asia/ Africa	235	248	(13)	(5)%

Total	$1,887	$1,865	$22	1%

      Net sales for 2001 grew 1% to $1.89 billion from $1.87 billion in 2000, as increased sales in North America more than offset sales declines in South America and Asia/ Africa.

      Increased volume worldwide and improved price/mix resulted in net sales growth of 4% and 3%, respectively, which was largely offset by a 6% reduction attributable to weaker foreign currencies, particularly in Brazil and Korea. Sales in North America grew 5%, reflecting 3% volume growth and 2% price/mix improvement. Significantly higher volume and improved price/mix in both Canada and Mexico more than offset a volume decline in the United States. South America sales declined 4% as currency weakness throughout the region more than offset an 8% growth attributable to increased volume and a 3% price/mix improvement. The value of local currencies in relation to the U.S. dollar fell in each country within the region, with the decline in the Brazilian real having the most significant impact. Local currency weakness also caused sales in Asia/ Africa to decline in terms of U.S. dollars from 2000. Sales in Asia/

Africa decreased 5% as weaker currencies in Korea, and to a lesser extent in Pakistan, more than offset 4% price/mix improvement and 2% volume growth in the region.

      Cost of Sales and Operating Expenses. Cost of sales for 2001 increased 2% to $1.59 billion from $1.56 billion in 2000, on sales volume growth of 4%. Excluding the effect of non-recurring items, cost of sales increased approximately 3% from 2000, while gross margins declined to 15% from 16% in 2000. The reduction in the gross profit margin principally reflects higher energy costs and lower by-product selling prices, particularly during the first half of 2001.

      Selling, general and administrative (SG&A) expenses for 2001 increased to $148 million from $135 million in 2000, due in part to the recording of certain non-recurring costs. Excluding the non-recurring costs, SG&A expenses totaled $143 million, representing 7.6% of net sales, up from 7.3% in 2000. This increase resulted mainly from higher administrative costs and increased general corporate expenses.

      Earnings from non-consolidated affiliates and other income for 2001 increased to $15 million from $5 million in 2000, primarily due to the recording of our share of the earnings of CPMCP, our new joint marketing company that is accounted for under the equity method, partially offset by reduced fee and royalty income.

      Operating Income. A summary of operating income is shown below:

			Favorable	Favorable
			(Unfavorable)	(Unfavorable)
	2001	2000	Variance	% Change

	(Dollars in millions)
North America	$62	$74	$(12)	(16)%
South America	68	61	7	11%
Asia/ Africa	45	54	(9)	(17)%
Corporate expenses	(14)	(13)	(1)	(8)%

Total	$161	$176	$(15)	(9)%

Non-recurring items	5	(20)	25	nm*

Operating income	$166	$156	$10	6%

*	nm — not meaningful

      Operating income for 2001 increased 6% to $166 million from $156 million in 2000. However, excluding the non-recurring earnings recorded in 2001 and the special charges taken in 2000, operating income declined 9% to $161 million from $176 million in 2000. The decline in operating income reflects reduced earnings in North America and Asia/ Africa of 16% and 17%, respectively, which more than offset an 11% improvement in South America. The decrease in North America resulted primarily from higher energy costs and lower by-product selling prices, particularly during the first half of 2001. The lower results in Asia/ Africa principally reflect unfavorable translation effects associated with the previously mentioned currency weakness in the region. South America operating income grew 11% as earnings in the Southern Cone of South America almost doubled from 2000, more than offsetting lower operating profits in Brazil.

      Financing Costs. Financing costs increased to $64 million in 2001 from $54 million in 2000. This increase was primarily due to the recognition of $8 million of foreign currency transaction losses in 2001 ($7 million of which resulted from the previously mentioned devaluation of the Argentine peso), as compared to foreign currency transaction gains of $1 million in 2000. A decrease in capitalized interest and higher average outstanding indebtedness due to acquisition related borrowings, partially offset by lower weighted average interest rates, also contributed to the increased financing costs.

      Provision For Income Taxes. Our effective tax rate was 35% for both 2001 and 2000. The tax rates reflect the favorable effect of foreign source income in countries where tax rates are generally lower than in the United States.

      Minority Interest In Earnings. Minority interest in earnings decreased to $9 million in 2001 from $18 million in 2000. This decrease mainly reflects the increase in our ownership interest in Doosan Corn Products Korea, Inc., our Korean affiliate, from 50% to 75%, effective January 2001.

      Comprehensive Loss. We recorded a comprehensive loss of $93 million in 2001 compared to a comprehensive loss of $15 million in 2000. The increased loss principally reflects unfavorable currency translation adjustments and, to a lesser extent, net losses of $20 million (net of tax benefits) on cash flow hedges as required by Statement of Financial Accounting Standards No. 133. See also the section titled “New Accounting Standards” for more information regarding FAS No. 133. For 2001, we recorded a negative currency translation adjustment of $130 million, compared to negative currency translation adjustments of $63 million and $72 million in 2000 and 1999, respectively. The unfavorable $130 million currency translation adjustment for 2001 primarily reflects the impact of the Argentine currency devaluation and the continued weakness of other local currencies relative to the U.S. dollar, particularly the Brazilian real.

2000 Compared To 1999

      Net Income. We reported net income of $48 million, or $1.35 per diluted common share for the year 2000, as compared to $74 million, or $1.98 per diluted common share for 1999. The results for 2000 include the previously mentioned special charges of $20 million ($13 million after-tax). Excluding the special charges of $0.37 per diluted common share, 2000 net earnings were $1.72 per diluted common share.

      In 2000, we changed our inventory costing method in the United States from last-in-first-out (LIFO) to first-in-first-out (FIFO) to establish a uniform inventory costing method for our worldwide operations. Prior year financial statements have been retroactively restated to reflect the change in accounting principle. The decrease in the net income for 2000 primarily reflected lower selling prices for sweeteners in North America, lower selling prices for by-products and higher energy costs worldwide, the special charges, and increased interest expense and minority interest, which more than offset significantly improved operating results for South America and Asia/ Africa.

      Net Sales. A summary of net sales is shown below:

			Increase
	2000	1999	(Decrease)	% Change

	(Dollars in millions)
North America	$1,157	$1,240	$(83)	(7)%
South America	460	364	96	26%
Asia/ Africa	248	131	117	89%

Total	$1,865	$1,735	$130	7.5%

      Net sales for 2000 increased 7.5% to $1.87 billion from $1.74 billion in 1999, as significant sales increases in South America and Asia/ Africa more than offset a 7% sales decline in North America.

      Worldwide volume improvement resulted in 11% sales growth, which more than offset a 4% sales reduction due to price/ mix. The sales increase for South America included sales contributed from acquired operations in Argentina. Excluding the effect of the acquisition, South America sales increased approximately 13% as improved price/ mix and volume growth added approximately 15% and 2%, respectively, while currency translation resulted in a 4% reduction. The sales increase for Asia/ Africa principally reflected sales contributed from the operations acquired in our December 1999 Korean acquisition. Excluding the effect of the acquisition, Asia/ Africa sales were up 2%, reflecting slightly improved price/mix and modest volume growth. The sales decrease in North America reflected a 9% reduction due to price/ mix, with a 2% improvement from increased volume.

      Cost of Sales and Operating Expenses. Cost of sales for 2000 increased 8% from 1999 on sales volume growth of approximately 11%. Gross profit for 2000 increased 7% from 1999 to $306 million.

Driven mainly by growth from the aforementioned acquisitions, gross profits in South America increased 23%, while gross profits in Asia/ Africa nearly doubled from 1999. In North America, gross profits declined 19% due to reduced margins resulting from lower product selling prices and higher energy costs. Gross profit margin as a percentage of sales was 16% for 2000, unchanged from 1999, as an improvement in Asia/ Africa was offset by decreases in North America and South America.

      Operating expenses for 2000, which include the previously mentioned $20 million of non-recurring special charges, totaled $155 million. Excluding the special charges, operating expenses increased 1% from 1999, primarily reflecting operating expenses of the acquired Korean and Argentine businesses largely offset by reduced North American costs and lower corporate expenses.

      Operating Income. A summary of operating income is shown below:

			Favorable	Favorable
			(Unfavorable)	(Unfavorable)
	2000	1999	Variance	% Change

	(Dollars in millions)
North America	$74	$93	$(19)	(20)%
South America	61	49	12	24%
Asia/ Africa	54	29	25	86%
Corporate expenses	(13)	(14)	1	7%

Total	$176	$157	$19	12%

Non-recurring items	(20)	—	(20)	nm *

Operating income	$156	$157	$(1)	(1)%

*	nm — not meaningful

      Operating income for 2000, including the special charges of $20 million, was $156 million, compared to $157 million in 1999. Excluding the non-recurring special charges, operating income increased 12% from 1999, as significant improvement in Asia/ Africa and South America operations, driven principally by growth in Korea and Argentina, more than offset a 20% decline in North America. The decrease in North America was mainly due to lower average selling prices for sweeteners and by-products, combined with higher energy costs.

      Financing Costs. Financing costs increased to $54 million in 2000 from $35 million in 1999. This increase was attributable to increased debt levels mainly associated with acquisitions and common stock repurchases and higher weighted average interest rates.

      Provision for Income Taxes. Our effective tax rate was 35% for both 2000 and 1999. The tax rates reflect the favorable effect of foreign source income in countries where tax rates are generally lower than in the United States. The decrease in the provision for income taxes reflects the lower pretax earnings in 2000 as compared to 1999.

      Minority Interest in Earnings. The increase in minority interest in earnings from $5 million in 1999 to $18 million in 2000 reflects an increase in the minority shareholders’ interest and increased earnings from the Korean and Argentine operations.

Liquidity and Capital Resources

      At March 31, 2002, our total assets decreased to $2,075 million from $2,227 million at December 31, 2001. The decline in total assets mainly reflects further weakening of the Argentine peso.

      For the three months ended March 31, 2002, cash provided by operating activities was $27 million, compared to cash used for operations of $4 million in the prior year period. This increase primarily reflects a reduction in cash used for working capital purposes, compared to the year-ago period. Cash used for investing activities totaled $20 million for the first three months of 2002, reflecting capital expenditures and acquisition-related payments, partially offset by proceeds from the sale of Enzyme-Bio Systems. In February 2002, the minority shareholders in Arancia, our Mexican subsidiary, exercised their right to require us to purchase the remaining minority interest in Arancia. Accordingly, in March 2002 we purchased the remaining minority interest in Arancia for approximately $42 million in cash and common stock. On February 5, 2002, we sold our Beloit, Wisconsin based Enzyme Bio-Systems Ltd. subsidiary to Genencor International, Inc. for approximately $35 million in cash (including working capital). Concurrently, we entered into a 7-year supply agreement with Genencor where we will purchase enzymes to be used in our manufacturing process at market prices. The sale of Enzyme Bio-Systems did not have a material impact on our financial statements. Capital expenditures of $13 million for the first three months of 2002 are in line with our capital spending plans for the year, which target a reduction of at least 10% from 2001. Our capital expenditures and acquisition of the 10% minority interest in Arancia were funded by operating cash flows and with proceeds from the sale of Enzyme-Bio Systems.

      We have a $340 million 5-year unsecured revolving credit facility in the United States due December 2002. We intend to enter into a new, 3-year unsecured revolving credit facility to replace our current facility.

      In addition, we have a number of short-term credit facilities consisting of operating lines of credit. At March 31, 2002, we had total debt outstanding of $721 million compared to $756 million at December 31, 2001. The decrease mainly reflects payments made during the quarter. The debt outstanding includes: $287 million outstanding under the United States revolving credit facility at a weighted average interest rate of 2.2% for the three months ended March 31, 2002; $200 million of 8.45% Senior Notes due 2009; and various affiliate indebtedness totaling $234 million which includes borrowings outstanding under local country operating credit lines. The weighted average interest rate on affiliate debt was approximately 6.7% for the first three months of 2002. On March 14, 2002, we entered into interest rate swap agreements that effectively converted the interest rate associated with our notes due 2009 to a variable interest rate.

      We expect that our operating cash flows and borrowing availability under our credit facilities will be more than sufficient to fund our anticipated capital expenditures, dividends and other investing and/or financing strategies for the foreseeable future.

      Minority Interest in Subsidiaries. Minority interest in subsidiaries decreased $50 million to $97 million at March 31, 2002 from $147 million at December 31, 2001. The decrease is mainly attributable to our purchase of the minority interest in Arancia. Effective with the purchase, Arancia became a wholly-owned subsidiary of ours.

      Net Cash Flows. A summary of operating cash flows for the years ended December 31, 2001 and 2000 is shown below:

	2001	2000

	(Dollars in
	millions)
Net income	$57	$48
Depreciation and amortization	127	135
Income from non-consolidated affiliates	(14)	(1)
Foreign currency transaction (gains) losses	8	(1)
Deferred taxes	2	15
Minority interest in earnings	9	18
Changes in working capital	(16)	(1)
Other	(2)	(25)

Cash provided from operations	$171	$188

      We generated $171 million of operating cash flows in fiscal year 2001, compared to $188 million in the previous year. This decrease primarily reflects an increase in working capital, due in part, to margin calls on corn futures contracts of approximately $20 million and $8 million of energy credit receivables relating to a co-generation facility in Stockton, California, partially offset by a reduction in inventories. We will continue to hedge our corn purchases through the use of corn futures contracts and, accordingly, will be required to make or be entitled to receive cash deposits for margin calls depending upon the movement in the market price for corn. The cash provided from operations was used to fund most of our 2001 investing and financing activities. The remainder of the investing and financing activities were funded with proceeds from net borrowings of $46 million. Listed below are our primary investing and financing activities for 2001 (in millions):

Capital expenditures	$94
Payments to acquire additional businesses (primarily Korea and Thailand)	79
Dividends paid	23
Payments on debt	83
Proceeds from borrowings	129

Risk and Uncertainties

      We operate in one business segment, corn refining, and the business is managed on a geographic regional basis. In each country where we conduct business, our business and assets are subject to varying degrees of risk and uncertainty. We insure our business and assets in each country against insurable risk in a manner that we deem appropriate. Because of this geographic dispersion, we believe that a loss from non-insurable events in any one country would not have a material adverse effect on our operations as a whole. We believe there is no concentration of risk with any single customer or supplier, or small group of customers or suppliers, whose failure or non-performance would materially affect our results. We also have policies to manage other financial risks discussed below.

      Commodity Costs. Our finished products are made primarily from corn. Purchased corn accounts for between 40% and 65% of our finished product costs. In North America, we sell a large portion of our finished product at firm prices established in supply contracts which extend for up to one year. In order to minimize the effect of volatility in the cost of corn related to these firm-priced supply contracts, we enter into corn futures contracts or take hedging positions in the corn futures market. From time to time, we may also enter into anticipatory hedges. These contracts typically mature within one year. At expiration, we settle the derivative contracts at a net amount equal to the difference between the then-current price of corn and the fixed contract price. While these hedging instruments are subject to fluctuations in value, changes in the value of the underlying exposures we are hedging generally offset such fluctuations. While the corn futures contracts or hedging positions are intended to minimize the volatility of corn costs on operating profits, occasionally the hedging activity can result in losses, some of which may be material. Outside of North America, sales of finished product under long-term, firm-priced supply contracts are not material.

      Our hedging instruments generally relate to contracted firm-priced business. Based on our overall commodity hedge exposure at December 31, 2001, a hypothetical 10% change in market rates applied to the fair value of the instruments would have no material impact on our earnings, cash flows, financial position or fair value of commodity price and risk-sensitive instruments over a one-year period.

      International Operations and Foreign Exchange. For more than 70 years, we have operated a multinational business subject to the risks inherent in operating in foreign countries, with foreign currencies. Our non-United States operations are subject to foreign currency exchange fluctuations, as well as to political, economic and other risks, such as those previously described under “— Recent Developments and Outlook” pertaining to the Mexico HFCS Tax.

      Because we primarily sell world commodities, we believe that local prices will adjust relatively quickly to offset the effect of a local devaluation. We generally do not enter into foreign currency hedging transactions. However, we may occasionally hedge commercial transactions and certain liabilities that are denominated in a currency other than the currency of the operating unit entering into the underlying transaction.

      Interest Rate Exposure. Approximately 33% of our borrowings at December 31, 2001 were fixed rate bonds and loans. The remaining 67% of our borrowings are at floating interest rates of which approximately 10% are long-term loans and 57% are short-term credit facilities. Should short-term rates change, this could affect our interest cost. A hypothetical increase of 1 percentage point in the weighted average interest rate for 2001 would have increased interest expense and lowered pretax income for 2001 by approximately $4 million.

Critical Accounting Policies

      “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (MD&A) discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.

      In response to Release No. 33 — 8040 “Cautionary Advice Regarding Disclosure About Critical Accounting Policies” of the Securities and Exchange Commission, we identified the most critical accounting principles upon which the financial statements are based and that involve the most complex or subjective decisions and assessments. These policies relate to hedging activities; goodwill and other intangible assets; and property, plant and equipment and depreciation. We disclose these accounting policies in the notes to the consolidated financial statements. The MD&A should be read in conjunction with the consolidated financial statements and related notes included in this prospectus supplement.

New Accounting Standards

      Effective January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS 133” (SFAS 138). SFAS 133 and 138 establish standards for recognition and measurement of derivatives and hedging activities, and require that all derivative instruments be recorded on the balance sheet at their respective fair values. Upon adoption, we recorded a cumulative effect type credit of $14 million (net of income taxes of $8 million) to accumulated other comprehensive income (loss), to recognize at fair value all derivatives that were designated as hedges of variable cash flows of certain forecasted transactions.

      On January 1, 2002, we adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), which supersedes APB Opinion No. 17, “Intangible Assets.” SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. SFAS 142 stipulates that goodwill should no longer be amortized and should instead be subject to an annual impairment assessment. Except for discontinuing the recording of goodwill amortization (which approximated $3 million for the first quarter 2002 and $11 million for the full year 2001), the adoption of SFAS 142 did not have a material effect on our consolidated financial statements.

      Also, on January 1, 2002, we adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144), which supersedes SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” (SFAS 121). While SFAS 144 retains many of the fundamental recognition and measurement provisions of SFAS 121, it changes the criteria required to be met to classify an asset as held for sale. SFAS 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” and, among other things, broadens reporting for discontinued operations to include a component of an entity, rather than just a segment of a business. The adoption of SFAS 144 did not have a material effect on our consolidated financial statements.

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (SFAS 143), which addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. We are required to adopt SFAS 143 on January 1, 2003. The impact of the adoption of SFAS 143, if any, is not expected to be significant.

DESCRIPTION OF THE NOTES

      The notes will be issued under an indenture dated as of August 18, 1999 with The Bank of New York, as Trustee. The following description of the particular terms of the notes supplements the description of the general terms and provisions of debt securities in the accompanying prospectus.

General

      The notes will mature on                          ,           . Each note will bear interest at the rate of      % per annum, payable semiannually on                     and                     of each year, commencing                     , 2002. Interest will be paid to the person in whose name the note is registered, subject to certain exceptions as provided in the indenture, at the close of business on                or                , as the case may be, immediately preceding the interest payment dates. Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal and interest will be payable, and the notes will be transferable or exchangeable, at the office or offices or agency maintained by us for this purposes. Payment of interest on the notes may be made at our option by check mailed to the registered holders.

      The notes will be unsecured obligations of our company and will rank equally with all our other unsecured, senior indebtedness, including $200 million of our 8.45% Senior Notes due 2009. The notes will be effectively subordinated to all liabilities of our subsidiaries, including trade payables. Since we conduct many of our operations through our subsidiaries, our right to participate in any distribution of the assets of a subsidiary when it winds up its business is subject to the prior claims of the creditors of the subsidiary. This means that your right as a holder of our notes will also be subject to the prior claims of these creditors if a subsidiary liquidates or reorganizes or otherwise winds up its business. Unless we are considered a creditor of the subsidiary, your claims will not be recognized ahead of these creditors. At March 31, 2002, we had approximately $721 million of indebtedness outstanding on a consolidated basis, of which $234 million of foreign affiliate indebtedness would be structurally senior to the notes.

      The notes are originally being issued in the aggregate principal amount of $          . The indenture does not limit the amount of notes, debentures or other evidences of indebtedness that we may issue under the indenture and provides that notes, debentures or other evidences of indebtedness may be issued from time to time in one or more series. We may from time to time, without giving notice to or seeking the consent of the holders of the notes, issue notes having the same ranking and the same interest rate, maturity and other terms as the notes of either series issued in this offering. Any additional securities having such similar terms, together with the applicable notes, will constitute a single series of securities under the indenture.

      Any payment otherwise required to be made in respect of the notes on a date that is not a business day for the securities may be made on the next succeeding business day with the same force and effect as if made on that date. No additional interest shall accrue as a result of a delayed payment. A business day is defined in the indenture as a day other than a Saturday, Sunday or other day on which banking institutions in New York City, or any other city in which the paying agent is being utilized, are authorized or required by law or executive order to close.

      The notes will be issued only in fully registered form without coupons and in denominations of $1,000 or any whole multiple of $1,000. No service charge will be made for any transfer or exchange of the notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange. The notes will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company. Except as described in accompanying prospectus under “Description of Debt Securities — Global Securities,” the notes will not be issuable in certificated form.

      The indenture does not contain any covenants or other provisions applicable to these notes which might afford beneficial owners of notes protection in the event of a highly leveraged transaction, change in credit rating of the notes or other similar occurrence. Although there can be no assurances that such transactions will not take place, management has no current plans to engage in any such transactions.

Optional Redemption

      We will not be required to make mandatory redemption or sinking fund payments prior to the maturity of the notes.

      The notes are redeemable, in whole or in part, at any time at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the notes being redeemed; and

•	as determined by an Independent Investment Banker (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed from the redemption date to the maturity date discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate (as defined below) plus basis points. We will also pay the accrued and unpaid interest on the notes to the redemption date.

      Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed.

      In the case of any partial redemption, the trustee will select the particular notes for redemption on a pro rata basis, by lot or by such other method as the trustee in its sole discretion deems to be fair and appropriate, although no note of $1,000 in principal amount at maturity or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to the note will state the portion of the principal amount of the note to be redeemed. A new note in principal amount at maturity equal to the unredeemed portion of the note will be issued in the name of the holder of the note upon cancellation of the original note.

      Meaning of Terms. The following terms are relevant to the determination of the redemption price if any of the notes are redeemed:

      “Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

      “Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

      “Comparable Treasury Price” means, with respect to any redemption date:

•	the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations;

•	if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations; or

•	if only one Reference Treasury Dealer Quotation is received, such quotation.

      “Reference Treasury Dealer” means

•	Salomon Smith Barney Inc. (or its respective affiliates which are Primary Treasury Dealers), and its respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (Primary Treasury Dealer), we will substitute therefor another Primary Treasury Dealer; and

•	any other Primary Treasury Dealer(s) selected by us.

      “Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer by 5:00 p.m. (New York City time) on the third business day preceding such redemption date.

Book-Entry System

      The notes will be in the form of one or more global securities registered in the name of a nominee of The Depository Trust Company, as depositary. The provisions set forth in the accompanying prospectus under “Description of Debt Securities — Global Securities” will be applicable to the notes.

UNDERWRITING

      Salomon Smith Barney Inc. is acting as the representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

Principal Amount
Underwriter	of notes

Salomon Smith Barney Inc.	$
SunTrust Capital Markets, Inc.
BNY Capital Markets, Inc.

Total	$

      The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

      The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed      % of the principal amount of the notes. The underwriters may allow, and dealers may reallow, a concession not to exceed      % of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by
Corn Products

Per note	%

      In connection with the offering, Salomon Smith Barney, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

      We estimate that our total expenses for this offering will be $          .

      We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

      The underwriters and their affiliates have, directly and indirectly, provided various investment and commercial banking services to us and our affiliates for which they have received customary fees and commissions, including participating as lenders in our current, 5-year unsecured revolving credit facility. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Because more than 10% of the net proceeds of the offering will be used to repay indebtedness that we owe to affiliates of Salomon Smith Barney Inc. under our current, 5-year unsecured revolving credit facility, the offering is being made in accordance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

LEGAL MATTERS

      The validity of the notes will be passed upon for us by Marcia E. Doane, Esq., our Vice President, General Counsel and Corporate Secretary and by Sidley Austin Brown & Wood, Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Mayer, Brown, Rowe & Maw, Chicago, Illinois. Ms. Doane is one of our full-time employees and, as of May 31, 2002, she owned 6,276 shares of our common stock, held 5,534 shares of our restricted common stock and held vested options to acquire an additional 63,000 shares of our common stock.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC’s web site at http://www.sec.gov. In addition, you may inspect our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. You may find additional information about Corn Products and our subsidiaries at our web site at http://www.cornproducts.com. The information on our web site is not a part of this prospectus supplement or the accompanying prospectus.

      The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information referenced this way is considered to be part of the accompanying prospectus, and any information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents that we have filed with the SEC and any future filings that we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement to which this prospectus supplement relates and before the effectiveness of the registration statement and after the effectiveness of the registration statement until we complete our sale of the securities to the public:

•	Our Annual Report on Form 10-K for the year ended December 31, 2001; and

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

      The accompanying prospectus is a part of a registration statement that we have filed with the SEC relating to the notes. As permitted by SEC rules, the accompanying prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement and the exhibits and schedules for more information about us and our securities. The registration statement and exhibits and schedules are also available at the SEC’s Public Reference Room or through its web site. You may obtain a copy of these filings, at no cost, by writing to or telephoning us at the following address:

Corn Products International, Inc.

P.O. Box 345, 6500 South Archer Road
Bedford Park, Illinois 60501-1933
Attention: Corporate Communications
Telephone: (708) 563-6582.

Corn Products International, Inc.

Condensed Consolidated Statements of Income

(Unaudited)

	Three Months
	Ended
	March 31,

	2002	2001

	(In millions,
	except per
	share amounts)
Net sales before shipping and handling costs	$457.7	$498.7
Less: Shipping and handling costs	25.8	44.1

Net sales	431.9	454.6
Cost of sales	373.1	379.6

Gross profit	58.8	75.0
Operating expenses	36.9	39.8
Income from non-consolidated affiliates and other income	9.6	4.4

Operating income	31.5	39.6
Financing costs	9.6	15.5

Income before income taxes and minority interest	21.9	24.1
Provision for income taxes	7.9	8.4

	14.0	15.7
Minority interest in earnings	2.8	3.0

Net income	$11.2	$12.7

Weighted average common shares outstanding:
Basic	35.5	35.3
Diluted	35.6	35.5
Earnings per common share:
Basic	$0.31	$0.36
Diluted	$0.31	$0.36

See Notes To Condensed Consolidated Financial Statements

Corn Products International, Inc.

Condensed Consolidated Balance Sheets

	As of:

	March 31,	December 31,
	2002	2001

	(In millions, except share
	and per share amounts)
Assets
Current assets
Cash and cash equivalents	$41	$65
Accounts receivable — net	252	279
Inventories	190	201
Prepaid expenses	13	10

Total current assets	496	555

Property, plant and equipment — net	1,220	1,293
Goodwill, net of accumulated amortization	264	283
Deferred tax asset	20	20
Investments	41	41
Other assets	34	35

Total assets	$2,075	$2,227

Liabilities and stockholders’ equity
Current liabilities
Short-term borrowings and current portion of long-term debt	$419	$444
Accounts payable and accrued liabilities	203	231

Total current liabilities	622	675

Non-current liabilities	51	50
Long-term debt	302	312
Deferred income taxes	193	186
Minority interest in subsidiaries	97	147
Stockholders’ Equity
Preferred stock — authorized 25,000,000 shares — $0.01 par value — none issued	—	—
Common stock — authorized 200,000,000 shares — $0.01 par value — 37,659,887 issued at March 31, 2002 and December 31, 2001	1	1
Additional paid in capital	1,073	1,073
Less: Treasury stock (common stock; 2,133,277 and 2,253,578 shares at March 31, 2002 and December 31, 2001, respectively) at cost	(53)	(56)
Deferred compensation — restricted stock	(3)	(3)
Accumulated comprehensive loss	(390)	(333)
Retained earnings	182	175

Total stockholders’ equity	810	857

Total liabilities and stockholders’ equity	$2,075	$2,227

See Notes To Condensed Consolidated Financial Statements

Corn Products International, Inc.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

	Three Months Ended
	March 31,

	2002	2001

	(In millions)
Net Income	$11	$13
Comprehensive income/loss:
Gain (loss) on cash flow hedges:
Cumulative effect of adoption of SFAS 133, net of income tax effect of $8 million	—	14
Amount of (gains) losses on cash flow hedges reclassified to earnings, net of income tax effect of $2 million and $1 million, respectively	7	(2)
Unrealized gains (losses) on cash flow hedges, net of income tax effect of $4 million and $12 million, respectively	(3)	(23)
Currency translation adjustment	(61)	(31)

Comprehensive income (loss)	$(46)	$(29)

Corn Products International, Inc.

Condensed Consolidated Statements of Stockholders’ Equity

(Unaudited)

		Additional			Accumulated
	Common	Paid-In	Treasury	Deferred	Comprehensive	Retained
	Stock	Capital	Stock	Compensation	Income (Loss)	Earnings

	(In millions)
Balance, December 31, 2001	$1	$1,073	$(56)	$(3)	$(333)	$175
Net income for the period						11
Dividends declared						(4)
Amount of (gains) losses on cash flow hedges reclassified to earnings, net of income tax effect of $2 million					7
Unrealized gains (losses) on cash flow hedges, net of income tax effect of $4 million					(3)
Translation adjustment					(61)
Other			3

Balance, March 31, 2002	$1	$1,073	$(53)	$(3)	$(390)	$182

See Notes To Condensed Consolidated Financial Statements

Corn Products International, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	For the Three
	Months
	Ended
	March 31,

	2002	2001

	(In millions)
Cash provided by (used for) operating activities:
Net income	$11	$13
Non-cash charges (credits) to net income:
Depreciation and amortization	26	33
Minority interest in earnings	3	3
Income from non-consolidated affiliates	(1)	(4)
Gain on sale of business	(8)	—
Changes in trade working capital, net of effect of disposal/acquisition:
Accounts receivable and prepaid items	8	(27)
Inventories	1	15
Accounts payable and accrued liabilities	(15)	(34)
Other	2	(3)

Cash provided by (used for) operating activities	27	(4)

Cash provided by (used for) investing activities:
Capital expenditures, net of proceeds on disposal	(13)	(13)
Proceeds from sale of business	35	—
Payments for acquisitions	(42)	(75)

Cash used for investing activities	(20)	(88)

Cash provided by (used for) financing activities:
Proceeds from borrowings	27	106
Payments on debt	(52)	(14)
Dividends paid	(4)	(4)

Cash (used for) provided by financing activities	(29)	88

Effect of foreign exchange rate changes on cash	(2)	—

Decrease in cash and cash equivalents	(24)	(4)
Cash and cash equivalents, beginning of period	65	41

Cash and cash equivalents, end of period	$41	$37

See Notes To Condensed Consolidated Financial Statements

Corn Products International, Inc.

Notes to Condensed Consolidated Financial Statements

1. Interim financial statements

      References to the “Company” are to Corn Products International, Inc. and its consolidated subsidiaries. These statements should be read in conjunction with the consolidated financial statements and the related notes to those statements contained in the Company’s Annual Report to Stockholders that were incorporated by reference in Form 10-K for the year ended December 31, 2001.

      The unaudited condensed consolidated interim financial statements included herein were prepared by management and reflect all adjustments (consisting solely of normal recurring items) which are, in the opinion of management, necessary to present a fair statement of results of operations for the interim periods ended March 31, 2002 and 2001 and the financial position of the Company as of March 31, 2002 and December 31, 2001. The results for the three months ended March 31, 2002 are not necessarily indicative of the results expected for the year.

      Certain prior year amounts have been reclassified in the Condensed Consolidated Financial Statements to conform with the current year presentation.

2. Mexico HFCS tax

      On January 1, 2002, the Mexican Congress passed a value-added tax on soft drinks sweetened with high fructose corn syrup (HFCS), which on March 5, 2002, was suspended until September 30, 2002. In response to the enactment of the tax, which at the time effectively ended the use of HFCS for soft drinks in Mexico, the Company ceased production of HFCS 55 at its San Juan del Rio plant, one of its four plants in Mexico. Effective with the March 5, 2002 suspension of the tax, the Company resumed the production and sale of HFCS in Mexico, although at levels below historical volumes. Since the temporary suspension of the tax, HFCS demand in Mexico has been depressed and earnings have suffered as a result. Management continues to seek a permanent repeal of the tax. In the event the tax is not permanently repealed by September 30, 2002 and customers do not return to more normal purchasing levels, the Company’s financial position, as well as its future operating results and cash flows, could be adversely affected.

3. Devaluation of the Argentine Peso

      On January 6, 2002, the Argentine government announced a devaluation of its currency and the establishment of a floating rate. The Company’s financial statements for the year ended December 31, 2001 reflect this event. In the first quarter of 2002, the Company recognized an additional other comprehensive loss of approximately $61 million relating to the further devaluation of the Argentine peso in relation to the U.S. dollar. This loss was included in the accumulated other comprehensive loss account within the stockholders’ equity section of the Company’s Condensed Consolidated Balance Sheet. However, the devaluation did not have a material adverse effect on the Company’s first quarter 2002 net income. Continued weakening of the Argentine peso relative to the U.S. dollar could result in the recognition of additional foreign currency translation losses in accumulated other comprehensive income and a reduction in the Company’s total stockholders’ equity in the future. Additionally, any further devaluations of the Argentine currency and/or other economic and policy developments in Argentina could have an

Corn Products International, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

adverse impact on the Company’s financial position, results of operations and cash flows in future periods, and such effects could be significant.

4. New accounting standards

      On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), which supersedes APB Opinion No. 17, “Intangible Assets.” SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. SFAS 142 stipulates that goodwill should no longer be amortized and should instead be subject to an annual impairment assessment. Except for discontinuing the recording of goodwill amortization (which approximated $3 million for the first quarter of 2001 and $11 million for the full year 2001), the adoption of SFAS 142 did not have a material effect on the Company’s consolidated financial statements.

      Also on January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which supersedes SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” (“SFAS 121”). While SFAS 144 retains many of the fundamental recognition and measurement provisions of SFAS 121, it changes the criteria required to be met to classify an asset as held for sale. SFAS 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” and, among other things, broadens reporting for discontinued operations to include a component of an entity, rather than just a segment of a business. The adoption of SFAS 144 did not have a material effect on the Company’s consolidated financial statements.

      In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”), which addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. The Company is required to adopt SFAS 143 on January 1, 2003. The impact of the adoption of SFAS 143, if any, is not expected to be significant.

5. Sale of Non-Core business

      On February 5, 2002, the Company sold its interest in Enzyme Bio-Systems Ltd. of Beloit, Wisconsin for approximately $35 million in cash. The Company recorded a pretax gain from the sale of approximately $8 million, which is included in other income in the first quarter 2002 Condensed Consolidated Statement of Income.

Corn Products International, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

6. Acquisitions

      On March 4, 2002, the Company increased its ownership in Arancia Corn Products, S.A. de C.V. (“Arancia”), its consolidated Mexican subsidiary, from 90 percent to 100 percent by paying approximately $39 million in cash and issuing 70,000 shares of common stock valued at approximately $2 million.

7. Restructuring charges

      One of the Company’s continuing business strategies is to improve North America profitability. In order to remain competitive while improving margins, the Company has implemented a restructuring plan that includes the termination of approximately 200 employees throughout the three North American countries in which it operates and the cancellation of certain lease obligations. In connection with this restructuring plan the Company recorded charges of $4.3 million during the first quarter of 2002. Of this amount, approximately $3.5 million represents employee severance costs and related benefits and the balance represents provisions relating to the lease obligations. The charge of $4.3 million was recorded in general and administrative expenses. As of March 31, 2002, approximately 175 of the 200 employee terminations were completed. It is anticipated that the remaining actions under the restructuring plan will be completed during the second quarter of 2002. The remaining accrual as of March 31, 2002 is approximately $1 million.

8. Interest rate swaps

      On March 14, 2002, the Company entered into interest rate swap agreements to take advantage of the current interest rate environment by effectively converting the interest rate associated with the Company’s 8.45 percent $200 million senior notes due 2009 to variable rates. These agreements involve the exchange of fixed rate payments (at 8.45 percent) for variable rate payments on $200 million of notional principal without the exchange of the underlying face amount. Under the terms of the agreements, the Company receives fixed rate payments and makes variable rate payments based on the six month U.S. dollar LIBOR rate plus a spread. The fair value of these agreements are reflected in the accompanying Condensed Consolidated Balance Sheets as an adjustment to the carrying value of the hedged debt obligation. Interest rate differentials to be paid or received under these agreements are recognized over the six month period as adjustments to interest expense. The Company does not hold or issue interest rate swap agreements for trading purposes.

Corn Products International, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

9. Inventories

      Inventories are summarized as follows:

	At	At
	March 31,	December 31,
	2002	2001

	(In millions)
Finished and in process	$90	$91
Raw materials	67	75
Manufacturing supplies and other	33	35

Total Inventories	$190	$201

10. Segment information

      The Company operates in one business segment — Corn Refining — and is managed on a geographic regional basis. Its North America operations include corn-refining businesses in the United States, Canada and Mexico and its non-consolidated equity interest in CornProductsMCP Sweeteners LLC. Its South America operations include corn-refining businesses in Brazil, Argentina, Colombia, Chile, Ecuador and Uruguay. Its Asia/ Africa operations include corn-refining businesses in Korea, Pakistan, Malaysia, Thailand and Kenya.

	Three Months
	Ended March 31,

	2002	2001

	(In millions)
Net Sales
North America	$275.8	$280.1
South America	98.2	117.4
Asia/ Africa	57.9	57.1

Total	$431.9	$454.6

Operating Income
North America	$6.7	$15.0	*
South America	13.7	18.9
Asia/ Africa	11.9	10.5
Corporate	(5.4)	(4.8	)*
Non-recurring income, net	4.6	—

Total	$31.5	$39.6

      * — Certain expenses that had previously been reflected in North America results are now classified as corporate expenses. Prior year information has been reclassified to conform with the current year presentation.

Corn Products International, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

	At	At
	March 31, 2002	December 31, 2001

	(In millions)
Total Assets
North America	$1,360	$1,430
South America	415	489
Asia/ Africa	300	308

Total	$2,075	$2,227

Report of Management

       The Management of Corn Products International, Inc. is responsible for the financial and operating information contained in this Annual Report, including the financial statements covered by the independent auditors’ report. The statements were prepared in conformity with accounting principles generally accepted in the United States of America and include, where necessary, informed estimates and judgements.

      The Company maintains systems of accounting and internal control designed to provide reasonable assurance that assets are safeguarded against loss, and that transactions are executed and recorded properly so as to ensure that the financial records are reliable for preparing financial statements.

      Elements of these control systems include the establishment and communication of accounting and administrative policies and procedures, the selection and training of qualified personnel and continuous programs of internal audits.

      The Company’s financial statements are reviewed by its Audit Committee, which is composed entirely of independent outside directors. This Committee meets periodically with the independent auditors and management to review the scope and results of the annual audit, interim reviews, internal controls, internal auditing and financial reporting matters. The independent auditors have direct access to the Audit Committee.

James W. Ripley
Chief Financial Officer
January 22, 2002

Report of Independent Auditors

The Board of Directors and Stockholders of

Corn Products International, Inc.:

       We have audited the accompanying consolidated balance sheets of Corn Products International, Inc. and its subsidiaries (the “Company”) as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Corn Products International, Inc. and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

      As described in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities, as of January 1, 2001.

KPMG, LLP

Chicago, Illinois
January 22, 2002

Corn Products International, Inc.

Consolidated Statements of Income

	Year Ended December 31,

	2001	2000	1999

	(In millions, except per
	share amounts)
Net sales before shipping and handling costs	$2,034	$2,036	$1,880
Less — shipping and handling costs	147	171	145

Net sales	1,887	1,865	1,735
Cost of sales	1,588	1,559	1,450

Gross profit	299	306	285

Selling, general and administrative costs	148	135	134
Special charges	—	20	—
Earnings from non-consolidated affiliates and other income	(15)	(5)	(6)

	133	150	128

Operating income	166	156	157
Financing costs-net	64	54	35

Income before income taxes and minority interest	102	102	122
Provision for income taxes	36	36	43
Minority interest in earnings	9	18	5

Net income	$57	$48	$74

Weighted average common shares outstanding:
Basic	35.3	35.3	37.3
Diluted	35.5	35.3	37.4
Basic and diluted earnings per common share:
Net income per common share	$1.60	$1.35	$1.98

See Notes to the Consolidated Financial Statements.

Corn Products International, Inc.

Consolidated Balance Sheets

	As of December 31,

	2001	2000

	(In millions, except
	per share amounts)
Assets
Current Assets
Cash and cash equivalents	$65	$41
Accounts receivable — net	279	274
Inventories	201	232
Prepaid expenses	10	8

Total current assets	555	555

Property, plant and equipment, at cost
Land	92	91
Buildings	326	372
Machinery and equipment	2,328	2,452

	2,746	2,915
Less accumulated depreciation	(1,453)	(1,508)

	1,293	1,407
Goodwill and other intangible assets (less accumulated amortization of $26 and $16)	283	313
Deferred tax asset	20	2
Investments	41	28
Other assets	35	34

Total assets	$2,227	$2,339

Liabilities and stockholders’ equity
Current liabilities
Short-term borrowings and current portion of long-term debt	$444	$267
Accounts payable	143	136
Accrued liabilities	88	83

Total current liabilities	675	486

Non-current liabilities	50	47
Long-term debt	312	453
Deferred income taxes	186	185
Minority interest in subsidiaries	147	208
Stockholders’ equity
Preferred stock — authorized 25,000,000 shares — $0.01 par value, none issued	—	—
Common stock — authorized 200,000,000 shares — $0.01 par value — 37,659,887 issued at December 31, 2001 and 2000	1	1
Additional paid-in capital	1,073	1,073
Less: Treasury stock (common stock; 2,253,578 and 2,391,913 shares in 2001 and 2000, respectively) at cost	(56)	(60)
Deferred compensation — restricted stock	(3)	(3)
Accumulated other comprehensive loss	(333)	(183)
Retained earnings	175	132

Total stockholders’ equity	857	960

Total liabilities and stockholders’ equity	$2,227	$2,339

See Notes to the Consolidated Financial Statements.

Corn Products International, Inc.

Consolidated Statements of Comprehensive Income (Loss)

	Year Ended
	December 31,

	2001	2000	1999

	(In millions)
Net Income	$57	$48	$74
Other comprehensive income (loss):
Gain (loss) on cash flow hedges:
Cumulative effect of adoption of SFAS 133, net of income taxes of $8 million	14	—	—
Unrealized gains (losses) on cash flow hedges, net of income tax effect of $11 million	(21)	—	—
Amount of (gains) losses on cash flow hedges reclassified to earnings, net of income tax effect of $7 million	(13)	—	—
Currency translation adjustment	(130)	(63)	(72)

Comprehensive income (loss)	$(93)	$(15)	$2

See Notes to the Consolidated Financial Statements.

Corn Products International, Inc.

Consolidated Statements of Stockholders’ Equity

					Accumulated
					Other
		Additional			Comprehensive
	Common	Paid-In	Treasury	Deferred	Income	Retained
	Stock	Capital	Stock	Compensation	(Loss)	Earnings

	(In millions)
Balance, December 31, 1998	$1	$1,072	$(1)	$(2)	$(48)	$37

Net income						74
Dividends declared						(13)
Issuance of restricted common stock as compensation		1
Purchase of treasury stock			(19)
Currency translation adjustment					(72)

Balance, December 31, 1999	$1	$1,073	$(20)	$(2)	$(120)	$98

Net income						48
Dividends declared						(14)
Issuance of restricted common stock as compensation			1	(1)
Issuance of common stock in connection with acquisition			3
Purchase of treasury stock			(44)
Currency translation adjustment					(63)

Balance, December 31, 2000	$1	$1,073	$(60)	$(3)	$(183)	$132

Net income						57
Dividends declared						(14)
Cumulative effect of adoption of SFAS 133, net of income taxes of $8 million					14
Unrealized gains (losses) on cash flow hedges, net of income tax effect of $11 million					(21)
Amount of (gains) losses on cash flow hedges reclassified to earnings, net of income tax effect of $7 million					(13)
Issuance of common stock on exercise of stock options			4
Currency translation adjustment					(130)

Balance, December 31, 2001	$1	$1,073	$(56)	$(3)	$(333)	$175

See Notes to the Consolidated Financial Statements.

Corn Products International, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,

	2001	2000	1999

	(In millions)
Cash provided by (used for) operating activities:
Net income	$57	$48	$74
Non-cash charges (credits) to net income:
Depreciation and amortization	127	135	122
Deferred income taxes	2	15	5
Minority interest in earnings	9	18	5
Earnings from non-consolidated affiliates	(14)	(1)	(1)
Foreign currency transaction (gains) losses	8	(1)	2
Changes in trade working capital:
Accounts receivable and prepaid expenses	(30)	3	(21)
Inventories	20	(12)	(23)
Accounts payable and accrued liabilities	(6)	8	40
Other	(2)	(25)	2

Cash provided by operating activities	171	188	205

Cash provided by (used for) investing activities:
Capital expenditures	(94)	(143)	(162)
Proceeds from disposal of plants and properties	2	1	9
Payments for acquisitions, net of cash acquired	(79)	(120)	(118)

Cash used for investing activities	(171)	(262)	(271)

Cash provided by (used for) financing activities:
Payments on debt	(83)	(135)	(181)
Proceeds from borrowings	129	267	281
Dividends paid	(23)	(14)	(13)
Issuance (repurchase) of common stock	4	(44)	(19)

Cash provided by financing activities	27	74	68

Effects of foreign exchange rate changes on cash	(3)	—	3

Increase in cash and cash equivalents	24	—	5
Cash and cash equivalents, beginning of period	41	41	36

Cash and cash equivalents, end of period	$65	$41	$41

See Notes to the Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 1 — Description of the Business

      Corn Products International, Inc. (the “Company”) was founded in 1906 and became an independent and public company as of December 31, 1997, after being spun off from CPC International Inc. (“CPC”). The Company operates domestically and internationally in one business segment, corn refining, and produces a wide variety of products.

Note 2 — Summary of Significant Accounting Policies

      Basis of presentation — The consolidated financial statements include all significant subsidiaries. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

      Certain prior year amounts have been reclassified to conform with the current year’s presentation. These reclassifications had no effect on previously recorded net income or stockholders’ equity.

      Assets and liabilities of foreign subsidiaries, other than those whose functional currency is the US dollar, are translated at current exchange rates with the related translation adjustments reported in stockholders’ equity as a component of accumulated other comprehensive income (loss). Income statement accounts are translated at the average exchange rate during the period. Where the US dollar is considered the functional currency, monetary assets and liabilities are translated at current exchange rates with the related adjustment included in net income. Non-monetary assets and liabilities are translated at historical exchange rates. The Company incurs foreign currency transaction gains/losses relating to assets and liabilities that are denominated in a currency other than the functional currency. For 2001, 2000 and 1999 the Company incurred foreign currency transaction (gains) losses of $8 million, ($1 million) and $2 million, respectively.

      Cash and cash equivalents — Cash equivalents consist of all instruments purchased with an original maturity of three months or less, and which have virtually no risk of loss in value.

      Inventories — Inventories are stated at the lower of cost or net realizable value. Costs are determined using the first-in, first-out (FIFO) method.

      Investments — Investments in the common stock of affiliated companies over which the Company does not exercise significant influence are accounted for under the cost method and are carried at cost or less. Investments that enable the Company to exercise significant influence, but do not represent a controlling interest, are accounted for under the equity method; such investments are carried at cost or less, adjusted to reflect the Company’s proportionate share of income or loss, less dividends received. The Company would recognize a loss on these investments when there is a loss in value of an investment which is other than a temporary decline.

      Property, plant and equipment and depreciation — Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is generally computed on the straight-line method over the estimated useful lives of depreciable assets, which range from

Note 2 — Summary of Significant Accounting Policies (continued)

10 to 50 years for buildings and 3 to 20 years for all other assets. Where permitted by law, accelerated depreciation methods are used for tax purposes. The Company reviews the recoverability of the net book value of property, plant and equipment for impairment whenever events and circumstances indicate that the net book value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. If this review indicates that the carrying values will not be recovered, the carrying values would be reduced and an impairment loss would be recognized.

      Goodwill and Other Intangible Assets — Goodwill represents the excess of cost over fair value of net assets acquired. Goodwill and other identifiable intangible assets are amortized using the straight-line method over their estimated useful or legal lives, not exceeding 40 years. The carrying values of goodwill and intangible assets are reviewed if the facts and circumstances suggest that they may be impaired. Negative operating results and negative cash flows from operations, among other factors, could be indicative of the impairment of assets. If this review indicates that carrying values will not be recoverable, the Company’s carrying values would be reduced.

      Recently Issued Accounting Standards — In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), which supersedes APB Opinion No. 17, “Intangible Assets.” SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. SFAS 142 stipulates that goodwill should no longer be amortized and should instead be subject to an annual impairment assessment. The provisions of SFAS 142 are required to be applied effective January 1, 2002. Except for the requirement to discontinue the recording of goodwill amortization (which approximates $11 million annually), at this time, the Company believes the adoption of SFAS 142 will not have a material effect on the consolidated financial statements.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which supersedes SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” (“SFAS 121”). While SFAS 144 retains many of the fundamental recognition and measurement provisions of SFAS 121, it changes the criteria required to be met to classify an asset as held for sale. SFAS 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” and, among other things, broadens reporting for discontinued operations to include a component of an entity, rather than just a segment of a business. The Company is required to adopt the provisions of SFAS 144 effective January 1, 2002. Management does not expect the adoption of SFAS 144 to have a material impact on the consolidated financial statements.

      Revenue Recognition — The Company recognizes operating revenues at the time title to the goods and all risks of ownership transfer to customers. This generally occurs upon the date of shipment, except in the case of consigned inventories where title passes and the transfer of ownership risk occurs when the goods are used by the customer. Shipping and handling costs are separately reported on the face of the Statements of Income and are

Note 2 — Summary of Significant Accounting Policies (continued)

deducted in arriving at net sales. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements.” SAB No. 101 further defines the basic principles of revenue recognition and was adopted by the Company on October 1, 2000. The adoption of SAB No. 101 did not have a material effect on the consolidated financial statements.

      Hedging Instruments — Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS 133” (“SFAS 138”). SFAS 133 and 138 establish standards for recognition and measurement of derivatives and hedging activities and require that all derivative instruments be recorded on the balance sheet at their respective fair values. Upon adoption, the Company recorded a cumulative effect type credit of $14 million (net of income taxes of $8 million) to other comprehensive income (loss), to recognize at fair value all derivatives that were designated as hedges of variable cash flows of certain forecasted transactions.

      The Company enters into futures contracts, which are designated as hedges of specific volumes of commodities (corn and natural gas) that will be purchased and processed in a future month. These readily marketable exchange-traded futures contracts are recognized on the December 31, 2001 consolidated balance sheet at their fair value. On the date the derivative futures contract is entered into, the Company designates the futures contract as a hedge of variable cash flows of certain forecasted purchases of corn or natural gas used in the manufacturing process (“a cash flow” hedge). The Company formally documents all relationships between the futures contracts which serve as the hedging instruments and the hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all futures contracts that are designated as cash-flow hedges to specific forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the futures contracts that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. When it is determined that a futures contract is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

      Changes in the fair value of a futures contract that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income, net of applicable income taxes, and recognized in the consolidated statement of income when the finished goods produced using the hedged item are sold. The maximum term over which the Company hedges exposures to the variability of cash flows for commodity price risk is 12 months.

      The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item, the derivative expires or is sold, terminated or exercised, the derivative is de-designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, or management determines that designation of the derivative as a hedging instrument is no longer appropriate. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings. In all

Note 2 — Summary of Significant Accounting Policies (continued)

other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the consolidated balance sheet, and recognizes any changes in its fair value in earnings.

      Earnings per common share — Basic earnings per common share is computed by dividing net income by the weighted average number of shares outstanding, which totaled 35.3 million for 2001 and 2000 and 37.3 million for 1999. Diluted earnings per share (EPS) is computed by dividing net income by the weighted average number of shares outstanding, including the dilutive effects of stock options outstanding. The weighted average number of shares outstanding for diluted EPS were 35.5 million, 35.3 million and 37.4 million for 2001, 2000 and 1999, respectively. In 2001, 2000 and 1999, options to purchase 1,001,666, 1,829,366 and 1,054,800 shares of common stock, respectively, were excluded from the calculation of the weighted average number of shares outstanding for diluted EPS because their effects were anti-dilutive.

      Risks and uncertainties — The Company operates domestically and internationally in one business segment. In each country, the business and assets are subject to varying degrees of risk and uncertainty. The Company insures its business and assets in each country against insurable risk in a manner that it deems appropriate. Because of this geographic dispersion, the Company believes that a loss from non-insurable events in any one country would not have a material adverse effect on the Company’s operations as a whole. Additionally, the Company believes there is no concentration of risk with any single customer or supplier, or small group of customers or suppliers, whose failure or non-performance would materially affect the Company’s results.

Note 3 — Recent Events

      In response to political and economic uncertainties in Argentina, the Argentine government established a currency exchange holiday between December 20, 2001 and January 11, 2002. On January 6, 2002, the Argentine government announced a devaluation of its currency and established an “official” exchange rate to be used in settling import/export transactions only. All other transactions are subject to a “free” rate that was initially established with the reopening of a trading market on January 11, 2002.

      The devaluation of the Argentine peso gave rise to the recognition of an additional other comprehensive loss of approximately $90 million for 2001, which is included in the accumulated other comprehensive loss account within the stockholders’ equity section of the consolidated balance sheet. The Company also recognized a $7 million foreign currency transaction loss ($4.6 million, net of income taxes) in the fourth quarter of 2001 pertaining to certain US dollar denominated import/export bank indebtedness owed by the Argentine subsidiary. The devaluation of the Argentine currency and other economic and policy developments in Argentina could have an impact on the Company’s financial position and operating results in future periods, and such effects could be significant. For example, the Company would recognize an additional foreign currency transaction loss in the event that the settlement rate applicable to the US dollar denominated import/export indebtedness of the Argentine subsidiary increases above the current official rate for settlement of these transactions. Additionally, continued weakening of the Argentine peso relative to the US dollar could result in the recognition of additional foreign currency translation losses in accumulated other comprehensive income and a reduction in the Company’s total stockholders’ equity.

Note 3 — Recent Events (continued)

      On January 1, 2002, the Mexican Congress passed a value-added tax on beverages sweetened with high fructose corn syrup (HFCS), which on March 5, 2002, was suspended until September 30, 2002. In response to the enactment of the tax, which at the time effectively ended the use of HFCS for beverages in Mexico, we ceased production of HFCS 55 at our San Juan del Rio plant, one of our four plants in Mexico. Effective with the March 5, 2002 suspension of the tax, we resumed the production and sale of HFCS in Mexico. Management is seeking a permanent repeal of the tax. In the event the tax is not permanently repealed by September 30, 2002, the Company’s financial position, as well as its future operating results and cash flows, could be adversely affected.

Note 4 — Acquisitions

      In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”), which supersedes APB Opinion No. 16, “Business Combinations,” and SFAS No. 38, “Accounting for Preacquisition Contingencies of Purchased Enterprises.” SFAS 141 addresses financial accounting and reporting for business combinations and requires that all business combinations within the scope of SFAS 141 be accounted for using only the purchase method. The provisions of SFAS 141 became effective for all business combinations initiated after June 30, 2001. The adoption of SFAS 141 did not have a material effect on the Company’s consolidated financial statements.

      During 2000, the Company completed a multi-step transaction through the acquisition of a controlling interest in Industrias de Maiz S.A. (“IMASA”) of Argentina. Upon completion of the transaction, the Company controls approximately 73 percent of its Southern Cone businesses, which include IMASA, Productos de Maiz of Argentina, and its businesses in Chile and Uruguay. The company paid $83 million in cash to acquire net assets with a fair value of $14 million, consisting of $124 million of assets and $110 million of liabilities. Goodwill of $69 million was recorded.

      In October 1998, the Company entered into certain agreements to purchase its then 49 percent owned non-consolidated affiliate, Arancia S.A. de C.V. (“Arancia”), in a series of three transactions that would be completed over the next several years. In accordance with the agreements, on December 2, 1998 the Company completed the first in the series of transactions by acquiring a controlling interest in Arancia and began to consolidate this business in its financial statements. On January 18, 2000, the Company completed the second in the series of transactions by increasing its ownership in Arancia to 90 percent for $41 million, consisting of cash and common stock. The series of transactions have been accounted for under the purchase method. The Company has the option to acquire, and the minority interest shareholders have the option to require the Company to acquire, the remaining minority interest in Arancia prior to December 31, 2003, for approximately $35 million plus interest from December 2, 1998. Future installment payments are reflected as minority interest in subsidiaries and accrue interest at the same rate as the Company’s US credit facility, which was 2.22 percent, 7.02 percent and 6.52 percent at December 31, 2001, 2000 and 1999, respectively.

      During 1999, the Company acquired the corn wet-milling business of Bang-IL Industrial Co., Ltd., a Korean corporation, through an asset purchase for $65 million in cash. The results of the business are included in the accompanying financial statements from the first quarter of 1999. The fair value of the net assets of Bang-IL was $41 million, consisting of $42 million of assets and $1 million of liabilities. Goodwill of $24 million was

Note 4 — Acquisitions (continued)

recorded. In December 1999, the Company combined its business with the corn-refining business of Doosan Corporation, also a Korean corporation, by contributing its interest in Bang-IL and paying $47 million in cash in exchange for a 50 percent interest in the combined business, Doosan Corn Products Korea, Inc. (“DCPK”). The fair value of the net liabilities acquired from Doosan Corporation was $69 million, consisting of $74 million of assets and $143 million of liabilities. Goodwill of $116 million was recorded. The Company accounts for its Korean operations as a consolidated subsidiary as it has a controlling interest in the combined company. On January 5, 2001, the Company increased its ownership interest in DCPK from 50 percent to 75 percent for $65 million in cash. The Company recorded $10 million of goodwill related to this purchase. Beginning in 2005, the Company will have the option to acquire, and the minority interest shareholders will have the right to require the Company to acquire, the 25 percent ownership interest in DCPK currently held by the minority interest shareholders.

      Also, on March 2, 2001, the Company acquired a controlling 60 percent interest in a small starch and sweetener company in Thailand. In January 2002, the Company increased its ownership interest to 70 percent. Additionally, in the second quarter of 1999, the Company increased its ownership of its Pakistan affiliate to approximately 70 percent by purchasing an additional 19 percent interest.

      All of the Company’s acquisitions were accounted for under the purchase method. Had the acquisitions described above occurred at the beginning of the respective years, the effect on the Company’s financial statements would not have been significant.

Note 5 — Joint Marketing Company

      On December 1, 2000, the Company and Minnesota Corn Processors, LLC (“MCP”) consummated an operating agreement to form CornProductsMCP Sweeteners LLC (“CPMCP”), a joint marketing company that, effective January 1, 2001, began distributing throughout the United States sweeteners supplied from the Company and MCP. CPMCP is owned equally by the Company and MCP through membership interests providing each company with a 50 percent voting interest in CPMCP. Additionally, CPMCP’s Board of Directors is composed of an equal number of representatives from both members. The Company accounts for its interest in CPMCP as a non-consolidated affiliate using the equity method of accounting.

      Both the Company and MCP continue to own and operate their respective production facilities and sell all U.S. production of certain designated sweeteners to CPMCP for exclusive distribution in the United States. Additionally, any designated sweetener production from the Company’s operations in Canada and Mexico that is sold in the U.S. is distributed through CPMCP. Sales to CPMCP are made at predetermined market-related prices.

      Sales to CPMCP are recognized at the time title to the goods and all risks of ownership transfer to CPMCP. The Company eliminates 100 percent of the profit associated with sales to CPMCP until the risk of ownership and title to the product pass from CPMCP to its customers.

      The Company records its share of CPMCP’s net earnings as earnings from a non-consolidated affiliate. The amount recorded represents the Company’s allocated share of the net earnings of CPMCP, based upon the percentage of designated product volumes

Note 5 — Joint Marketing Company (continued)

supplied to CPMCP by the Company as compared to the total designated product volumes supplied to CPMCP by the Company and the venture partner, MCP.

      The following table summarizes the Company’s transactions with CPMCP for 2001:

(In millions)
Sales to CPMCP	$416
Purchases from CPMCP	23
Commission expense to CPMCP	2
Fees and charges from CPMCP	14
Receivables due from CPMCP at December 31	36
Payables due to CPMCP at December 31	3

      Summarized financial information for CPMCP at December 31, 2001 and for the year then ended is shown below:

(In millions)
Current assets	$100
Non-current assets	3

Total assets	$103

Current liabilities	$74

Total equity	29

Total liabilities and equity	$103

(in millions)
Net sales	$782
Gross profit	38
Net income	$27

Note 6 — Special Charges

      In 2000, the Company recorded a $20 million charge pertaining to a workforce reduction program and the write-off of nonproductive assets. The charges consisted of $17.5 million for severance, pension and other post-employment benefit costs associated with the workforce reduction and $2.5 million related to the write-off of certain capital projects. The workforce reduction program affected approximately 266 employees, 109 of whom were located in the United States. The workforce reduction principally affected employees in U.S. sales and business development, as well as employees in North America and South America manufacturing operations and included the integration of the Southern Cone sales and administrative functions following the IMASA acquisition. As of December 31, 2000, all 266 of the employees affected by the workforce reduction program had terminated employment with the Company.

      As of December 31, 2000, the Company had utilized the entire $20 million accrual, $17.5 million for employee separation costs and $2.5 million related to the write-off of certain capital projects.

Note 7 — Financial Instruments, Derivatives and Hedging Activities

Fair value of financial instruments

      The carrying values of cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate fair values. The fair value of the Company’s long-term debt is estimated by discounting the future cash flows of each instrument at rates currently available to the Company for similar debt instruments of comparable maturities. Based on market quotes or interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities, the fair value of long-term debt, including the current portion of long-term debt, at December 31, 2001 and 2000, was $594 million and $508 million, respectively.

Derivatives

      The Company uses derivative financial instruments to manage the exposure to price risk related to corn and natural gas purchases used in the manufacturing process. The Company does not enter into derivative instruments for any purpose other than cash flow hedging purposes. That is, the Company does not speculate using derivative instruments.

      The derivative financial instruments that the Company uses in its management of commodity-price risk consist of open futures contracts and options traded through regulated commodity exchanges. By using derivative financial instruments to hedge exposures to changes in commodity prices, the Company exposes itself to market risk. Market risk is the adverse effect on the value of a financial instrument that results from a change in commodity prices. The market risk associated with commodity-price contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

      The Company maintains a commodity-price risk management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity-price volatility. The manufacturing of the Company’s products requires a significant volume of corn and natural gas. Price fluctuations in corn and natural gas cause market values of corn inventory to differ from its cost and the actual purchase price of corn and natural gas to differ from anticipated prices.

      The Company periodically enters into futures and option contracts for a portion of its anticipated corn and natural gas usage over the next twelve months, in order to hedge the price risk associated with fluctuations in market prices. The contracts limit the unfavorable effect that price increases will have on corn and natural gas purchases. All of the Company’s futures and option contracts have been designated as cash flow hedges.

      Unrealized gains and losses associated with marking the corn and natural gas futures and option contracts to market are recorded as a component of other comprehensive income (loss) and included in the stockholders’ equity section of the consolidated balance sheet as part of accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings in the month in which the related corn or natural gas is used or in the month a hedge is determined to be ineffective.

      The Company assesses the effectiveness of a hedge with a corn or natural gas futures or option contract based on changes in the contract’s intrinsic value. The changes in the market value of such contracts has historically been, and is expected to continue to be, highly effective at offsetting changes in the price of the hedged item. The amounts representing the ineffectiveness of these cash flow hedges are not significant.

Note 7 — Financial Instruments, Derivatives and Hedging Activities (continued)

      At December 31, 2001, the Company’s accumulated other comprehensive income (loss) account included $20 million of unrealized losses, net of a $10 million tax benefit, related to derivative instruments that hedge the anticipated cash flows from future transactions, which are expected to be recognized in earnings within the next twelve months. Transactions and events expected to occur over the next twelve months that will necessitate reclassifying these derivatives losses to earnings include the sale of finished goods inventory that includes previously hedged purchases of raw corn. There were no cash flow hedges discontinued during the year.

Note 8 — Financing Arrangements

      The Company had total debt outstanding of $756 million and $720 million at December 31, 2001 and 2000, respectively. Short-term borrowings consist primarily of amounts outstanding under the Company’s five-year, $340 million unsecured U.S. revolving credit facility that expires in December 2002, and borrowings under various unsecured local country operating lines of credit.

      As of December 31, short-term borrowings consist of the following:

	2001	2000

	(In millions)
Borrowings in various currencies (2.95% - 28.00%)	$154	$196
Current portion of long-term debt	290	71

Total	$444	$267

      In 1999, the Company filed a shelf registration with the Securities and Exchange Commission for borrowings of up to $600 million. In 1999, the Company issued $200 million of 8.45% senior notes under the shelf registration.

      Long-term debt consists of the following at December 31:

	2001	2000

	(In millions)
U.S. revolving credit facility, due December 2002 (2.33%)	$277	$209
8.45% senior notes, due 2009	200	200
Korean term loans, due 2002 - 2004, (6.81% - 9.21%)	62	—
Canadian term loans, due 2005 (3.31% - 3.34%)	57	27
Others, due in varying amounts through 2008, fixed and floating interest rates ranging from 1.00% - 17.93%	6	88

Total	$602	$524

Less current maturities	290	71

Long-term debt	$312	$453

      Maturities of long-term debt are $12 million in 2003, $81 million in 2004, $19 million in 2005, $- million in 2006 and $200 million in 2007 and thereafter.

Note 9 — Leases

      The Company leases rail cars and certain machinery and equipment under various operating leases. Rental expense under operating leases was $21.1 million, $20.4 million

Note 9 — Leases (continued)

and $17.8 million in 2001, 2000 and 1999, respectively. Minimum lease payments due on leases existing at December 31, 2001 are shown below:

Year	Minimum Lease Payment

(In millions)
2002	$17.6
2003	14.6
2004	11.4
2005	9.3
2006	7.7
Balance thereafter	9.2

Note 10 — Income Taxes

      Income before income taxes and the components of the provision for income taxes are shown below:

	2001	2000	1999

	(In millions)
Income (loss) before income taxes:
United States	$(9)	$(10)	$11
Outside the United States	111	112	111

Total	$102	$102	$122

Provision for income taxes:
Current tax expense
US federal	$2	$1	$6
State and local	2	1	1
Foreign	30	19	31

Total current	$34	$21	$38

Deferred tax expense (benefit)
US federal	$(6)	$(4)	$(6)
State and local	(1)	(1)	(1)
Foreign	9	20	12

Total deferred	$2	$15	$5

Total provision	$36	$36	$43

Note 10 — Income Taxes (continued)

      Deferred income taxes are provided for the tax effects of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Significant temporary differences at December 31, 2001 and 2000, respectively, are attributable to:

	2001	2000

	(In millions)
Plants and properties	$186	$201

Gross deferred tax liabilities	186	201

Employee benefit reserves	14	10
Pensions	3	3
Hedging/derivative contracts	11	—
Other	—	13

Gross deferred tax assets	28	26

Valuation allowance	(8)	(8)

Total deferred tax liabilities	$166	$183

      The Company maintained a valuation allowance of $8 million at December 31, 2001 and 2000, as it is more likely than not that certain foreign net operating loss carry forwards will not be fully utilized to offset taxable income.

      A reconciliation of the federal statutory tax rate to the Company’s effective tax rate follows:

	2001	2000	1999

Provision for tax at U.S. statutory rate	35.0%	35.0%	35.0%
Taxes related to foreign income	(0.1)	(2.2)	(3.0)
State and local taxes — net	0.4	1.8	(0.1)
Nondeductible goodwill	1.0	1.1	1.0
Other items — net	(1.3)	(0.7)	2.1

Provision at effective tax rate	35.0%	35.0%	35.0%

      Provisions are made for estimated U.S. and foreign income taxes, less credits that may be available, on distributions from foreign subsidiaries to the extent dividends are anticipated. No provision has been made for income taxes on approximately $395 million of undistributed earnings of foreign subsidiaries at December 31, 2001, as such amounts are considered permanently reinvested.

Note 11 — Benefit Plans

      The Company and its subsidiaries sponsor noncontributory defined benefit pension plans covering substantially all employees in the United States and Canada, and certain employees in other foreign countries. Plans for most salaried employees provide pay-related benefits based on years of service. Plans for hourly employees generally provide benefits based on flat dollar amounts and years of service. The Company’s general funding policy is to make contributions to the plans in amounts that are within the limits of deductibility under current tax regulations. Certain foreign countries allow income tax deductions without regard to contribution levels, and the Company’s policy in those countries is to make the contribution required by the terms of the applicable plan. Domestic plan assets

Note 11 — Benefit plans (continued)

consist primarily of common stock, corporate debt securities and short-term investment funds.

      Domestic salaried employees are covered by a defined benefit “cash balance” pension plan, which provides benefits based on service and company credits to the participating employees’ accounts of between 3 percent and 10 percent of base salary, bonus and overtime.

      The Company also provides healthcare and life insurance benefits for retired employees in the United States and Canada. U.S. salaried employees are provided with access to postretirement medical insurance through Retirement Health Care Spending Accounts. U.S. salaried employees accrue an account during employment, which can be used after employment to purchase postretirement medical insurance from the Company and Medigap or Medicare HMO policies after age 65. The accounts are credited with a flat dollar amount and indexed for inflation annually during employment. The accounts also accrue interest credits using a rate equal to a specified amount above the yield on five-year Treasury notes. Employees can use the amounts accumulated in these accounts, including credited interest, to purchase postretirement medical insurance. Employees become eligible for benefits when they meet minimum age and service requirements. The Company recognizes the cost of these postretirement benefits by accruing a flat dollar amount on an annual basis for each domestic salaried employee. The Company has the right to modify or terminate these benefits. Healthcare benefits for retirees outside the United States and Canada are generally covered through local government plans.

      Pension Plans — Net pension cost (income) consisted of the following for the years ended December 31, 2001, 2000 and 1999:

	U.S. Plans			Non-U.S. Plans

	2001	2000	1999	2001	2000	1999

	(In millions)
Service cost	$2	$2	$2	$2	$1	$1
Interest cost	4	4	4	3	3	3
Expected return on plan assets	(5)	(6)	(5)	(4)	(4)	(4)
Charges due to salaried voluntary severance program	—	(2)	—	—	—	—

Net pension cost	$1	$(2)	$1	$1	$—	$—

      The changes in benefit obligations and plan assets during 2001 and 2000, as well as the funded status and the amounts recognized in the Company’s consolidated balance

Note 11 — Benefit plans (continued)

sheets related to the Company’s pension plans at December 31, 2001 and 2000, were as follows:

	U.S. Plans		Non-U.S. Plans

	2001	2000	2001	2000

	(In millions)
Benefit Obligation
At January 1	$52	$57	$55	$52
Service cost	2	2	2	1
Interest cost	4	4	3	3
Benefits paid	(1)	(1)	(2)	(2)
Actuarial loss	4	1	—	2
Curtailments	—	3	—	—
Settlements	(9)	(14)	—	—
Amendments	1	—	—	—
Foreign currency exchange	—	—	(3)	(1)

Benefit obligation at December 31	$53	$52	$55	$55

Fair Value of Plan Assets
At January 1	$55	$64	$56	$53
Actual return on plan assets	(4)	5	1	5
Employer contributions	1	—	1	1
Benefits paid	(10)	(14)	(3)	(2)
Foreign currency exchange	—	—	(3)	(1)

Fair value of plan assets at December 31	$42	$55	$52	$56

Funded status	$(11)	$3	$(3)	$1
Unrecognized net actuarial loss (gain)	(3)	(16)	7	2
Unrecognized prior service cost	4	3	1	1

Net prepaid pension asset (liability)	$(10)	$(10)	$5	$4

      Included in the pension benefits above are nonqualified pension plans. For these nonqualified plans, both the projected benefit obligation and accumulated benefit obligation exceeded the fair value of plan assets by $4 million as of December 31, 2001 and $5 million as of December 31, 2000. For qualified plans in the U.S., the projected benefit obligation and accumulated benefit obligation exceeded the fair value of plan assets by $7 million and by $4 million, respectively, as of December 31, 2001.

      The following weighted average assumptions were used to determine the Company’s obligations under the pension plans:

	U.S. Plans			Non-U.S. Plans

	2001	2000	1999	2001	2000	1999

Discount rates	7.5%	8.0%	8.0%	6.5%	6.5%	6.5%
Rate of compensation increase	4.5%	5.0%	5.0%	4.5%	4.5%	4.5%
Expected return on plan assets	9.0%	9.5%	9.5%	8.5%	8.5%	8.5%

      The Company and certain of its subsidiaries maintain defined contribution plans. Contributions are determined by matching a percentage of employee contributions.

Note 11 — Benefit plans (continued)

Amounts charged to expense for defined contribution plans totaled $5.5 million, $5.6 million and $4.4 million in 2001, 2000 and 1999, respectively.

      Postretirement benefit plans — Net postretirement benefit costs consisted of the following for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999

	(In millions)
Service cost	$1	$1	$1
Interest cost	2	1	1
Net amortization and deferral	—	—	(1)
Voluntary separation program	—	2	—

Net postretirement benefit costs	$3	$4	$1

      The Company’s postretirement benefit plans currently are not funded. The changes in the benefit obligations of the plans during 2001 and 2000, and the amounts recognized in the Company’s consolidated balance sheets at December 31, 2001 and 2000, were as follows:

	2001	2000

	(In millions)
Accumulated postretirement benefit obligation
At January 1	$26	$21
Service cost	1	1
Interest cost	2	1
Actuarial (gain) loss	(1)	1
Amendments	1	—
Curtailments	—	2

Accumulated postretirement benefit obligation
At December 31	$29	$26
Unrecognized net actuarial (loss) gain	2	(3)
Unrecognized prior service cost	(2)	4

Accrued postretirement benefit costs	$29	$27

      Annual increases in the per capita cost of healthcare benefits of 9 percent were assumed for 2001 and 2002 for healthcare-related postretirement benefits, declining to 5.0 percent by the year 2010 and remaining at that level thereafter. An increase in the assumed healthcare cost trend rate by 1 percentage point increases the accumulated postretirement benefit obligation at December 31, 2001 by $3 million, while a decrease in the rate by 1 percentage point decreases the obligation by $2 million, with a corresponding effect on the service and interest cost components of the net periodic postretirement benefit cost for the year then ended of $0.3 million.

      The accumulated postretirement benefit obligation for U.S. plans was determined using an assumed discount rate of 7.5 percent and 8 percent at December 31, 2001 and 2000, respectively. The accumulated postretirement benefit obligation at December 31, 2001 and 2000, for Canadian plans was determined using an assumed discount rate of 6.5 percent.

Note 12 — Supplementary Information

Balance Sheet — Supplementary information is set forth below:

	2001	2000

	(In millions)
Accounts Receivable — net
Accounts receivable — trade	$234	$260
Accounts receivable — other	52	21
Allowance for doubtful accounts	(7)	(7)

Total accounts receivable — net	$279	$274

Inventories
Finished and in process	$91	$100
Raw materials	75	95
Manufacturing supplies	35	37

Total inventories	$201	$232

Accrued Liabilities
Compensation expenses	$11	$10
Dividends payable	4	4
Accrued interest	8	11
Taxes payable on income	14	10
Taxes payable other than taxes on income	14	15
Other	37	33

Total accrued liabilities	$88	$83

Non-current liabilities
Employees’ pension, indemnity, retirement, and other	$48	$45
Other non-current liabilities	2	2

Total non-current liabilities	$50	$47

Income Statement — Supplementary information is set forth below:

	2001	2000	1999

	(In millions)
Financing Costs
Interest expense	$59	$59	$38
Interest income	(3)	(4)	(5)
Foreign currency transaction losses (gains)	8	(1)	2

Financing costs — net	$64	$54	$35

Statements of Cash Flow — Supplementary information is set forth below:

	2001	2000	1999

	(In millions)
Interest paid	$62	$70	$27
Income taxes paid	30	34	29

Note 13 — Stockholders’ Equity

Preferred Stock and Stockholders’ Rights Plan

      The Company has authorized 25 million shares of $0.01 par value preferred stock, of which 1 million shares were designated as Series A Junior Participating Preferred Stock for the stockholders’ rights plan. Under this plan, each share of the Corn Products International common stock carries with it the right to purchase one one-hundredth of a share of preferred stock. The rights will at no time have voting power or pay dividends. The rights will become exercisable if a person or group acquires or announces a tender offer that would result in the acquisition of 15 percent or more of the Corn Products International common stock. When exercisable, each full right entitles a holder to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $120. If the Company is involved in a merger or other business combination with a stockholder holding at least 15 percent of the Company’s outstanding voting securities, each full right will entitle a holder to buy a number of the acquiring company’s shares having a value of twice the exercise price of the right. Alternatively, if a 15 percent stockholder engages in certain self-dealing transactions or acquires the Company in such a manner that Corn Products International and its common stock survive, or if any person acquires 15 percent or more of the Corn Products International common stock, except pursuant to an offer for all shares at a fair price, each full right not owned by a stockholder holding at least 15 percent of the Company’s outstanding voting securities may be exercised for Corn Products International common stock (or, in certain circumstances, other consideration) having a market value of twice the exercise price of the right. The Company may redeem the rights for one cent each at any time before an acquisition of 15 percent or more of its voting securities. Unless redeemed earlier, the rights will expire on December 31, 2007.

Treasury Stock

      The Company purchased on the open market 1,865,400 and 419,900 shares of its common stock at an average purchase price of $23.91 and $27.23 per share, during 2000 and 1999, respectively. Additionally, in 1999 the Company acquired 231,350 shares in a single block trade for $32.77 per share, or the average market price on the date of purchase. Also, the Company retired 22,905, 18,335 and 6,382 shares of its common stock to treasury during 2001, 2000 and 1999, respectively, by both repurchasing shares from employees under the stock incentive plan and through the cancellation of forfeited restricted stock. The Company repurchased shares from employees at average purchase prices of $27.92, $23.10, and $30.15, or fair value at the date of purchase, during 2001, 2000 and 1999, respectively. All of the acquired shares are held as common stock in treasury, less shares issued to employees under the stock incentive plan.

      During 2001, the Company issued, from treasury, 19,930 restricted common shares and 141,310 common shares upon the exercise of stock options under the stock incentive plan. During 2000, the Company issued, from treasury, 99,842 restricted common shares and 16,585 common shares upon the exercise of stock options under the stock incentive plan. Also, the Company issued 78,794 common shares from treasury in connection with the second step of the Arancia acquisition.

      On January 21, 2000, the Company’s Board of Directors authorized an increase in the stock repurchase program from the previously authorized 2 million shares to 6 million shares of common stock over a five-year period. At both December 31, 2001 and 2000,

Note 13 — Stockholders’ Equity (continued)

2,549,650 shares had been repurchased under this program at a total cost of approximately $64 million.

      Set forth below is a reconciliation of common stock share activity for the years ended December 31, 1999, 2000 and 2001.

	Issued	Held in Treasury	Outstanding

	(Shares of common stock, in thousands)
Balance at December 31, 1998	37,611	51	37,560
Issuance of restricted stock as compensation	47	(3)	50
Stock options exercised	2	(1)	3
Purchase/acquisition of treasury stock	—	656	(656)

Balance at December 31, 1999	37,660	703	36,957
Issuance in connection with acquisition	—	(79)	79
Issuance of restricted stock as compensation	—	(100)	100
Stock options exercised	—	(17)	17
Purchase/acquisition of treasury stock	—	1,884	(1,884)

Balance at December 31, 2000	37,660	2,391	35,269
Issuance of restricted stock as compensation	—	(19)	19
Stock options exercised	—	(141)	141
Purchase/acquisition of treasury stock	—	23	(23)

Balance at December 31, 2001	37,660	2,254	35,406

Stock Incentive Plan

      The Company has established a stock incentive plan for certain key employees. In addition, following the spin-off from CPC, all existing CPC stock options held by Company employees were converted to stock options to acquire Corn Products International common stock. These stock options retain their original vesting schedules and expiration dates. The Company granted additional nonqualified options to purchase 546,300, 805,500 and 413,000 shares of the Company’s common stock during 2001, 2000 and 1999, respectively. These options are exercisable upon vesting, which occurs in 50 percent increments at the one and two-year anniversary dates of the date of grant. As of December 31, 2001, certain of these nonqualified options have been forfeited due to the termination of employees.

      In addition to stock options, the Company awards shares of restricted stock to certain key employees. The cost of these awards is being amortized over the applicable restriction periods.

      The Company accounts for stock-based compensation using the intrinsic value method. On a pro forma basis, assuming the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company’s net income would have been $54 million or $1.52 per share in 2001, $44 million or $1.25 per share in 2000 and $69 million or $1.85 per share in 1999. For purposes of this pro forma disclosure under SFAS 123, the estimated fair market value of the awards is amortized to expense over the applicable vesting period.

      The fair value of the awards was estimated at the grant dates using the Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000 and

Note 13 — Stockholders’ Equity (continued)

1999, respectively: risk-free interest rates of 5.88 percent, 5.98 percent and 5.67 percent in 2001, 2000 and 1999; volatility factor of 1.42 percent, 8.28 percent and 35 percent in 2001, 2000 and 1999; and a weighted average expected life of the awards of 7.4 years, 7.84 years and 5 years in 2001, 2000 and 1999. A dividend yield of 1.13 percent and 1.38 percent was assumed for 2001 and 2000, respectively. No dividends were assumed for 1999.

      The Black-Scholes model requires the input of highly subjective assumptions and does not necessarily provide a reliable measure of fair value.

      A summary of stock option and restricted stock transactions for the last three years follows:

			Weighted
	Stock		Average
	Option	Stock Option	Exercise	Shares of
	Shares	Price Range	Price	Restricted Stock

	(Shares in thousands)
Outstanding at January 1, 1999	1,479	$13.06 to 32.31	$29.24	122
Granted	413	26.87	26.87	51
Exercised/vested	(3)	20.76 to 22.55	21.47	(18)
Cancelled	(11)	26.87 to 32.31	31.59	(1)

Outstanding at December 31, 1999	1,878	13.06 to 32.31	28.72	154
Granted	806	22.75 to 27.41	25.39	93
Exercised/vested	(17)	20.76 to 22.55	21.47	(46)
Cancelled	(114)	26.87 to 32.31	28.89	(7)

Outstanding at December 31, 2000	2,553	13.06 to 32.31	27.71	194
Granted	546	27.78 to 32.31	28.71	26
Exercised/vested	(141)	13.06 to 32.31	25.40	(31)
Cancelled	(54)	22.75 to 32.31	27.55	(19)

Outstanding at December 31, 2001	2,904	$13.90 to 32.31	$28.05	170

      The following table summarizes information about stock options outstanding at December 31, 2001:

	Options	Weighted	Average	Options	Weighted
Range Of Exercise Prices	Outstanding	Average	Remaining	Exercisable	Average
		Exercise	Contractual		Exercise

Price Life Price

(Shares in thousands)
(Years

$13.90 to 16.1563	61	$15.41	2.9	61	$15.40
16.1564 to 19.3875	3	16.39	3.2	3	16.39
19.3876 to 22.6188	152	20.94	4.2	152	20.94
22.6189 to 25.8500	436	23.11	7.6	271	23.33
25.8501 to 29.0813	1,266	27.92	8.4	547	27.11
29.0814 to 32.3125	986	32.31	6.0	986	32.31
	2,904	$28.05	7.1	2,020	$28.31

      The number of options exercisable at December 31, 2000 and 1999 was 1.38 million and 692 thousand, respectively. The weighted average fair value of options granted during 2001, 2000 and 1999 was $7.72, $7.05 and $26.87, respectively.

Note 14 — Segment Information

      The Company operates in one business segment, corn refining, and is managed on a geographic regional basis. Its North America operations include corn-refining businesses in the United States, Canada and Mexico and its non-consolidated equity interest in CPMCP. Also included in this group is the North American enzyme business. Its Rest of World operations have been separated into South America and Asia/ Africa. Previously, such operations were combined and reported as Rest of World. Prior year information is presented for comparability purposes. The Company’s South America operations include corn-refining businesses in Brazil, Argentina, Colombia, Chile, Ecuador and Uruguay. The Company’s Asia/ Africa operations include corn-refining businesses in Korea, Pakistan, Malaysia, Thailand and Kenya.

	2001	2000	1999

	(In millions)
Sales to unaffiliated customers(a):
North America	$1,212	$1,157	$1,240
Rest of World
South America	440	460	364
Asia/ Africa	235	248	131

Total	$1,887	$1,865	$1,735

Operating income(b):
North America	$62	$74	$93
Rest of World
South America	68	61	49
Asia/ Africa	45	54	29
Corporate	(14)	(13)	(14)
Non-recurring earnings	5	—	—
Special charges	—	(20)	—

Total	$166	$156	$157

Total assets(c):
North America	$1,430	$1,396	$1,439
Rest of World
South America	489	647	450
Asia/ Africa	308	296	328

Total	$2,227	$2,339	$2,217

Depreciation and amortization:
North America	$87	$93	$92
Rest of World
South America	28	29	24
Asia/ Africa	12	13	6

Total	$127	$135	$122

	2001	2000	1999

	(In millions)
Capital expenditures:
North America	$52	$104	$120
Rest of World
South America	28	28	36
Asia/ Africa	14	11	6

Total	$94	$143	$162

Notes:

(a)	Sales between segments for each of the periods presented represented less than 0.6 percent of total sales and are therefore not presented.

(b)	Includes earnings from non-consolidated affiliates accounted for under the equity method as follows: North America — $13 million in 2001; South America — $1 million in each of 2001, 2000 and 1999.

(c)	Includes investments in non-consolidated affiliates accounted for under the equity method as follows: North America — $13 million at December 31, 2001; South America — $4 million at December 31, 2001, and $3 million at both December 31, 2000 and 1999.

      The following table presents net sales to unaffiliated customers by country of origin:

	Net Sales
	Year Ended December 31,

	2001	2000	1999

	(In millions)
United States	$599	$629	$692
Mexico	390	359	359
Canada	224	169	189
Brazil	200	256	217
Korea	155	172	58
Argentina	100	95	48
Others	219	185	172

Total	$1,887	$1,865	$1,735

      The following table presents long-lived assets by country:

	Long-Lived Assets
	at December 31,

	2001	2000	1999

	(In millions)
United States	$434	$446	$471
Mexico	457	464	431
Canada	151	163	165
Brazil	131	145	153
Korea	186	188	216
Argentina	135	242	88
Others	158	134	151

Total	$1,652	$1,782	$1,675

Supplemental Financial Information

Unaudited Quarterly Financial Data

      Summarized quarterly financial data is as follows:

	1st QTR	2nd QTR	3rd QTR	4th QTR

	(In millions, except per share amounts)
2001
Net sales before shipping and handling costs	$499	$521	$506	$508
Less: shipping and handling costs	44	39	32	32

Net sales	$455	$482	$474	$476
Gross profit	75	73	84	67
Net income	13	15	20	9
Basic earnings per common share	$0.36	$0.43	$0.55	$0.26	*
Diluted earnings per common share	$0.36	$0.43	$0.55	$0.26	*

2000
Net sales before shipping and handling costs	$482	$516	$524	$514
Less: shipping and handling costs	38	42	45	46

Net sales	$444	$474	$479	$468
Gross profit	78	85	73	70
Net income	4	19	13	12
Basic earnings per common share	$0.10	$0.55	$0.36	$0.34
Diluted earnings per common share	$0.10	$0.55	$0.36	$0.34

*	Includes a $7 million ($4.6 million, net of tax, or $0.13 per common share) foreign currency transaction loss, related to the Argentine currency devaluation (see Note 3).

Common Stock Market Prices and Dividends

      The Company’s common stock is listed and traded on the New York Stock Exchange. The following table sets forth, for the periods indicated, the high, low and closing market prices of the common stock and common stock cash dividends.

	1st QTR	2nd QTR	3rd QTR	4th QTR

2001
Market price range of common stock
High	$29.19	$32.00	$33.64	$37.00
Low	24.85	24.50	27.65	27.30
Close	25.66	32.00	28.73	35.25
Dividends declared per common share	$0.10	$0.10	$0.10	$0.10
2000
Market price range of common stock
High	$33.00	$27.25	$27.25	$29.50
Low	22.44	22.63	19.00	22.00
Close	24.06	26.50	22.75	29.06
Dividends declared per common share	$0.10	$0.10	$0.10	$0.10

      The number of shareholders of the Company’s stock at December 31, 2001 was approximately 12,000.

Nine-Year Financial Highlights *

	2001	2000	1999	1998	1997

	(In millions, except per share amounts)
Summary of operations
Net sales	$1,887	$1,865	$1,735	$1,448	$1,418
Restructuring and spin-off charges — net	—	13	—	—	83
Net income (loss) as previously reported	57	48	77	43	(75)
Adjustment for effect of a change in accounting for inventories	—	—	(3)	—	(1)
Net income (loss) as adjusted	57	48	74	43	(76)
Basic earnings per common share:
Net income as previously reported	$1.60	$1.35	$2.06	$1.19	$(2.10)
Adjustment for effect of a change in accounting for inventories	—	—	(0.08)	(0.01)	(0.03)
Net income as adjusted	$1.60	$1.35	$1.98	$1.18	$(2.13)
Cash dividends declared per common share	$0.40	$0.40	$0.36	$0.16	—

Balance sheet data
Working capital	$(120)	$69	$104	$46	$(83)
Plants and properties — net	1,293	1,407	1,349	1,298	1,057
Total assets	2,227	2,339	2,217	1,956	1,676
Total debt	756	720	544	404	350
Stockholders’ equity	857	960	1,030	1,059	992
Shares outstanding, year end	35.4	35.3	36.9	37.6	35.6

Statistical data
Depreciation and amortization	$127	$135	$122	$95	$95
Capital expenditures	94	143	162	91	100
Maintenance and repairs	82	78	84	67	69
Total employee costs	194	195	192	131	142

	1996	1995	1994	1993

	(In millions, except per share amounts)
Summary of operations
Net sales	$1,524	$1,387	$1,385	$1,243
Restructuring and spin-off charges — net	—	(23)	12	—
Net income (loss) as previously reported	23	135	100	99
Adjustment for effect of a change in accounting for inventories	2	1	(2)	2
Net income (loss) as adjusted	25	136	98	101
Basic earnings per common share:
Net income as previously reported	$0.64	$3.79	$2.81	$2.78
Adjustment for effect of a change in accounting for inventories	0.06	0.03	(0.06)	0.06
Net income as adjusted	$0.70	$3.82	$2.75	$2.84
Cash dividends declared per common share	—	—	—	—

Balance sheet data
Working capital	$151	$33	$113	$44
Plants and properties — net	1,057	920	830	792
Total assets	1,676	1,315	1,214	1,121
Total debt	350	363	294	209
Stockholders’ equity	1,033	606	555	491
Shares outstanding, year end	—	—	—	—

Statistical data
Depreciation and amortization	$88	$82	$80	$78
Capital expenditures	192	188	145	122
Maintenance and repairs	61	65	65	57
Total employee costs	170	164	149	177

*	All periods prior to 2000 have been retroactively restated to reflect the change in accounting for inventories effective January 1, 2000.

Note: 1997 and prior per share amounts are pro forma and have been computed by dividing net income (loss) by the shares outstanding, which were 35.6 million at December 31, 1997, the spin-off and distribution date. For the purpose of this calculation, the shares outstanding at December 31, 1997 were assumed to be outstanding for all periods prior.

PROSPECTUS

$600,000,000

Debt Securities

     Corn Products International, Inc. intends to offer, at one or more times, debt securities with a total offering price not exceeding $600,000,000. We will describe the specific terms of these securities in supplements to this prospectus. You should read the prospectus and the supplements carefully before you invest.

     We may sell debt securities directly to purchasers or through agents designated from time to time or through underwriters or a group of underwriters which may be managed by one or more underwriters. If any agents, dealers or underwriters are involved in the sale of these debt securities, the names of the agents, dealers or underwriters and any commission or discount will be set forth in the prospectus supplement.

     Our principal executive offices are located at 6500 South Archer Road, Bedford Park, Illinois 60501-1933. Our telephone number is (708) 563-2400.

     THIS PROSPECTUS MAY BE USED TO OFFER AND SELL DEBT SECURITIES ONLY IF ACCOMPANIED BY A PROSPECTUS SUPPLEMENT FOR THOSE DEBT SECURITIES.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE DEBT SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is August 11, 1999.

About This Prospectus

       This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf process, we may, from time to time, sell the debt securities described in this prospectus in one or more offerings with a total offering price not exceeding $600,000,000. This prospectus provides you with a general description of the debt securities. Each time we sell debt securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information in this prospectus. Please carefully read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

Where You Can Find More Information

       We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference room. Our SEC filings are also available to the public over the Internet on the SEC’s web site at http://www.sec.gov. In addition, you may inspect SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. You may find additional information about us at our web site at http://www.cornproducts.com.

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we filed with the SEC (file number 1-13397) and any future filings that we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we or any underwriters sell all of the debt securities:

•	Our Annual Report on Form 10-K for our fiscal year ended December 31, 1998;

•	Our Quarterly Reports on Form 10-Q for the periods ended March 31, 1999 and June 30, 1999; and

•	Our Current Report on Form 8-K filed on February 2, 1999 and our Current Report on Form 8-K/ A filed on February 16, 1999 amending our Current Report on Form 8-K filed December 16, 1998.

      You may request a copy of these filings at no cost, by writing or calling us at the following address:

Corn Products International, Inc.
P.O. Box 345
6500 South Archer Road
Bedford Park, Illinois 60501-1933
Attention: Corporate Communications
Telephone: (708)563-6582

      YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THE DEBT SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THE FRONT OF THOSE DOCUMENTS.

Corn Products International, Inc.

       Corn Products, together with its subsidiaries, produces a large variety of food ingredients and industrial products derived from the wet milling of corn and other starch-based materials (such as tapioca and yucca). We are one of the largest corn refiners in the world and the leading corn refiner in Latin America. In addition, we are the world’s leading producer of dextrose and have strong regional leadership in corn starch. Our consolidated operations are located in 14 countries with 26 plants and, in 1998, we had consolidated net sales of approximately $1.45 billion. Our net sales in the first quarter of 1999 were $396.6 million. We also hold interests in 8 other countries through unconsolidated joint ventures and allied operations, which operate an additional 15 plants. Approximately 60% of our consolidated net sales were from North American operations with the balance coming from the rest of the world.

      We were incorporated in 1997 as a Delaware corporation. In December 1997, Bestfoods, Inc., formerly CPC International Inc., transferred to us its corn refining related businesses. At that time we were a wholly-owned subsidiary of Bestfoods. Effective at midnight on December 31, 1997, Bestfoods distributed all of our common stock that it owned to the holders of its common stock. Since that time, we have operated as an independent company and our common stock is traded on the New York Stock Exchange. Unless the context indicates otherwise, when we speak about our operations prior to January 1, 1998, we are referring to the corn refining business of Bestfoods.

Use of Proceeds

       Unless we state otherwise in the applicable prospectus supplement, we expect to use the net proceeds from the sale of any debt securities for general corporate purposes, including repayment of indebtedness, capital expenditure and investments in business opportunities as they may arise. Pending such use, the net proceeds may be temporarily invested in short-term instruments.

Ratio of Earnings to Fixed Charges

       The ratio of our earnings to our fixed charges for each of the periods indicated is as follows:

	Three Months
	Ended
	March 31,		Year Ended December 31,

	1999	1998	1998	1997	1996	1995	1994

Ratio of Earnings to Fixed Charges(1)	3.5x	3.1x	3.8x	1.5x(2)(3)	1.8x(2)	6.3x(2)(3)	8.0x(2)(3)

(1)	The ratio of earnings to fixed charges consists of income before extraordinary charges and income taxes and minority interest plus fixed charges minus capitalized interest. Fixed charges consist of interest on debt, amortization of discount on debt, and the interest portion of rental expense on operating leases.

(2)	For the purposes of calculating the ratio of earnings to fixed charges for the years 1994, 1995, 1996 and 1997, “income” represents pro forma earnings before extraordinary charges and income taxes plus fixed charges minus capitalized interest. “Fixed charges” consist of pro forma interest on all indebtedness and estimated interest on rentals.

(3)	For the years 1994, 1995 and 1997, income excludes restructuring and spin off costs.

Description of Debt Securities

       We will issue the debt securities under an indenture to be entered into between Corn Products and The Bank of New York, as trustee. We have summarized selected provisions of the indenture below. This is a summary and is not complete. If you would like more information on the provisions of the indenture, you should review the form of indenture which is filed as an exhibit to the registration statement which includes this prospectus.

      In the summary we have included references to article and section numbers of the indenture so that you can easily locate these provisions.

General

      The debt securities will be unsecured and will rank equally with all our unsecured and unsubordinated indebtedness. The indenture does not limit the amount of debt securities that we may issue, but the total offering price of the debt securities that may be issued under this prospectus is limited to $600,000,000.

      The indenture permits us to issue debt securities in one or more series. Each series of debt securities may have different terms. The terms of any series of debt securities will be set forth in (or determined in accordance with) a resolution of our Board of Directors or in a supplement to the indenture relating to that series. (Section 2.02)

      A supplement to this prospectus will describe specific terms relating to the series of debt securities being offered. These terms will include some or all of the following:

•	the title of the series of debt securities;

•	the total principal amount;

•	the interest rate or rates, if any (which may be fixed or variable), and interest payment dates;

•	the date or dates of maturity;

•	whether the series can be redeemed by us or the holder;

•	whether there will be a sinking fund;

•	the portion of the series of debt securities due upon acceleration of maturity in the event of a default;

•	the denominations in which the debt securities will be issuable if other than denominations of $1,000 and any integral multiple of $1,000;

•	the form used to evidence ownership of the debt securities;

•	whether the debt securities are convertible;

•	the manner of payment of principal and interest;

•	additional offices or agencies for registration of transfer and exchange and for payment of the principal, premium (if any), and interest;

•	whether the debt securities will be registered or unregistered, and the circumstances upon which such debt securities may be exchanged for debt securities issued in a different form (if any);

•	if denominated in a currency other than United States dollars, the currency or composite currency in which the debt securities are to be denominated, or in which payments of the principal, premium (if any), and interest will be made and the circumstances when the currency of payment may be changed (if any);

•	if we or a holder can choose to have the payments of the principal, premium (if any), or interest made in a currency or composite currency other than that in which the debt securities are denominated or payable, how such a choice will be made and how the exchange rate between the two currencies will be determined;

•	if the payments of principal, premium (if any), or interest may be determined with reference to one or more securities issued by us, or another company, or any index how those amounts will be determined;

•	whether defeasance and discharge provisions will apply; and

•	any other terms consistent with the indenture.

      Each series of debt securities will be a new issue with no established trading market. There can be no assurance that there will be a liquid trading market for the debt securities.

      We may purchase debt securities at any time in the open market or otherwise. Debt securities we purchase may, in our discretion, be held or resold, canceled or used by us to satisfy any sinking fund or redemption requirements.

      Debt securities bearing no interest or interest at a rate which, at the time of issuance, is below the prevailing market rate may be sold at a substantial discount below their stated principal amount. Special United States federal income tax considerations applicable to any of these discounted debt securities (or to certain other debt securities issued at par which are treated as having been issued at a discount for United States federal income tax purposes) will be described in a prospectus supplement.

Form and Exchange of Debt Securities

      All of the debt securities will be issued in fully registered form without coupons or in unregistered form with or without coupons. The debt securities may also be issued in the form of one or more temporary or definitive global securities. Registered debt securities which are book-entry securities will be issued as registered global securities.

      Unless otherwise indicated in a prospectus supplement, principal, premium (if any), and interest will be payable, and the debt securities may be registered for transfer or exchange, at the principal corporate trust office of the trustee in New York, New York. At our option, payment of interest on registered debt securities may be made by check or by wire transfer. No service charge will be made for any exchange or registration of transfer of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge. (Sections 2.06, 4.02 and 4.03)

      Unless another depository is identified in a prospectus supplement, debt securities issued in global form will be deposited with the Depository Trust Company, New York,

New York or its nominee. This means that we will not issue certificates to each holder. Each global security will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased debt securities. The participant will then keep a record of its clients who purchased the debt securities. Unless it is exchanged in whole or in part for a certificate, a global security may not be transferred except that DTC, its nominees, and their successors may transfer a global security as a whole to one another.

      Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants. If you are not a participant in DTC, you may beneficially own debt securities held by DTC only through a participant.

      The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in a global security.

      DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law. It is a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with it. DTC also records the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants’ accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

      DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a participant. The rules that apply to DTC and its participants are on file with the SEC.

      DTC is owned by a number of its participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers.

      Principal and interest payments will be wired to DTC’s nominee. We and the trustee will treat DTC’s nominee as the owner of the global securities for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities.

      It is DTC’s current practice, upon receipt of any payment of principal or interest, to credit participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consent or voting rights to participants whose accounts are credited with debt securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests. An example of this is the holding of securities in “street name”. However, payments will be the responsibility of the participants and not of DTC, the trustee or us.

      So long as DTC or its nominee is the registered owner of a global security, DTC or that nominee will be considered the sole owner or holder of the debt securities represented by that global security for all purposes under the indenture. Except as set forth in the next paragraph, owners of beneficial interests in a global security:

•	will not be entitled to have the debt securities represented by that global security registered in their names;

•	will not receive or be entitled to receive physical delivery of the debt securities in definitive form; and

•	will not be considered the owners or holders of the debt securities under the indenture.

      We will issue debt securities of any series then represented by global securities in definitive form in exchange for those global securities if:

•	DTC notifies us that it is unwilling or unable to continue as depositary;

•	DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

•	we decide not to require all of the debt securities of a series to be represented by a global security.

      If we issue debt securities in definitive form in exchange for a global security, an owner of a beneficial interest in the global security will be entitled to have the same amount in debt securities registered in its name and to physical delivery of those debt securities in definitive form. Debt securities issued in definitive form will, except as set forth in the applicable prospectus supplement, be issued in denominations of $1,000 and multiples of $1,000 and will be issued in registered form only, without coupons.

Certain Restrictions

      The restrictions summarized in this section apply to all debt securities unless a prospectus supplement indicates that they do not. Certain terms used in the following description of these restrictions are defined under the caption “Certain Definitions” at the end of this section.

      Limitations on Secured Debt. The debt securities will not be secured. If we or our Tax Consolidated Subsidiaries incur debt secured by an interest on Principal Property (including Capital Stock or indebtedness of any Subsidiary), we are required to secure the then outstanding debt securities equally and ratably with (or prior to) our secured debt.

      The indenture permits us to create certain liens (“Permitted Encumbrances”) without securing the debt securities. Among the Permitted Encumbrances are:

•	liens existing at the time of acquisition of the affected property or purchase money liens incurred within 270 days after acquisition of the property;

•	liens affecting property of a corporation existing at the time it becomes a Subsidiary or at the time it is merged into or consolidated with or purchased by us or a Tax Consolidated Subsidiary;

•	liens existing on the date of the indenture;

•	certain liens in connection with legal proceedings and government contracts and certain deposits or liens made to comply with government contracts or statutes;

•	certain statutory liens or similar liens arising in the ordinary course of business;

•	liens for certain judgments and awards; and

•	certain extensions, renewals or replacements of any liens referred to above.

      Limitations on Sale and Lease-Back Transactions. We and our Tax Consolidated Subsidiaries may not sell or transfer any Principal Property with the intention of entering into a lease of such facility (except for temporary leases of a term, including renewals, not exceeding five years) unless any one of the following is true:

•	the transaction is to finance the purchase price of property acquired or constructed;

•	the transaction involves the property of someone who is merging with us or one of our Tax Consolidated Subsidiaries who is selling substantially all of its assets to us or one of our Tax Consolidated Subsidiaries;

•	the transaction is with a governmental entity;

•	the transaction is an extension, renewal or replacement of one of the items listed above; or

•	within 120 days after the effective date of such transaction, we or our Tax Consolidated Subsidiaries repay our Funded Debt or purchase other property in an amount equal to the greater of (1) the net proceeds of the sale of the property leased in such transaction or (2) the fair value, in the opinion of our board of directors, of the leased property at the time of such transaction. (Section 4.07)

      Exempted Indebtedness. Notwithstanding the limitations on secured debt and sale and lease-back transactions, we and our Tax Consolidated Subsidiaries may issue, assume, or guarantee indebtedness secured by a lien or other encumbrance without securing the debt securities, or may enter into sale and lease-back transactions without retiring Funded Debt, or enter into a combination of such transactions, if the sum of the principal amount of all such indebtedness and the aggregate value of all such sale and lease-back transactions does not at any such time exceed 10% of our Consolidated Net Tangible Assets. (Sections 4.06 and 4.07)

      Merger, Consolidation and Sale of Assets. We may not consolidate or merge with or into any other corporation, or sell, lease or transfer all or substantially all of our assets to any other entity, unless:

•	we survive the merger or consolidation or the surviving or successor corporation is a United States, United Kingdom, Italian, French, German, Japanese or Canadian corporation which assumes all of our obligations under the debt securities and under the indenture; and

•	after giving effect to the merger, consolidation, sale, lease or transfer, no event of default under the indenture or no event which, after notice or lapse of time or both, would become an event of default under the indenture shall have occurred and be continuing. (Section 11.01)

      If we sell or transfer substantially all our assets and the purchaser assumes our obligations under the indenture, we will be discharged from all obligations under the indenture and the debt securities. (Section 11.02)

Certain Definitions

      Set forth below is a summary of certain defined terms as used in the indenture. See Article One of the indenture for the full definition of all such terms.

      “Capital Stock” means and includes any and all shares, interests, participations or other equivalents (however designated) of ownership in a corporation or other Person.

      “Consolidated Net Tangible Assets” means the aggregate amount of all assets (less depreciation, valuation and other reserves and items deductible therefrom under generally accepted accounting principles) after deducting (a) all goodwill, patents, trademarks and other like intangibles and (b) all current liabilities (excluding any current liabilities that are extendible or renewable at our option for a time more than twelve months from the time of the calculation) as shown on our most recent consolidated quarterly balance sheet.

      “Funded Debt” means any Indebtedness maturing by its terms more than one year from its date of issuance (notwithstanding that any portion of such Indebtedness is included in current liabilities).

      “Indebtedness” means with respect to any person (i) any liability of such person (a) for borrowed money, or (b) evidenced by a bond, note, debenture or similar instrument (including purchase money obligations but excluding trade payables), or (c) for the payment of money relating to a lease that is required to be classified as a capitalized lease obligation in accordance with generally accepted accounting principles; (ii) any liability of others described in the preceding clause (i) that such person has guaranteed, that is recourse to such person or that is otherwise its legal liability; and (iii) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (i) and (ii) above.

      “Principal Property” means any manufacturing plant or warehouse owned or leased by us or one of our Tax Consolidated Subsidiaries located within the United States, the gross book value of which exceeds one percent of Consolidated Net Tangible Assets, other than manufacturing plants and warehouses that are financed by a governmental entity or that, in the opinion of our board of directors, is not of material importance to the business conducted by us and our Tax Consolidated Subsidiaries, taken as a whole.

      “Subsidiary” means any corporation of which we control at least a majority of the outstanding stock capable of electing a majority of the directors of such corporation. In this context, control means that we or our Subsidiaries own the stock, or that we or our subsidiaries have the power to direct the voting of the stock, or any combination of these items so long as we have the ability to elect a majority of the directors.

      “Tax Consolidated Subsidiary” means a Subsidiary with which we would be entitled to file a consolidated federal income tax return.

Events of Default

      Under the indenture, “Event of Default” means, with respect to any series of debt securities (Section 6.01):

•	failure to pay interest that continues for 30 days after payment is due;

•	failure to make any principal or premium payment when due;

•	default in the deposit of any sinking fund payment in respect of the debt securities of such series;

•	failure to comply with any of our other agreements contained in the indenture or in the debt securities for 90 days after the trustee notifies us of such failure (or the holders of at least 25% in principal amount of the outstanding debt securities affected by such failure notify us and the trustee);

•	failure to pay any principal, premium or interest on any of our Indebtedness which is outstanding in a principal amount of at least $25 million in the aggregate (excluding Indebtedness evidenced by the debt securities or otherwise arising under the indenture), and the continuation of such failure after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness, or

•	the occurrence or existence of any other event or condition under any agreement or instrument relating to any such Indebtedness that continues after the applicable grace period, if any, specified in such agreement or instrument, if the effect of such event or condition is to accelerate, or to permit the acceleration of, the maturity of such Indebtedness, or

•	the declaration that any such Indebtedness is due and payable, or required to be prepaid (other than by a regularly scheduled required prepayment), redeemed, purchased or defeased, or the requirement that an offer to prepay, redeem, purchase or defease such Indebtedness be made, in each case prior to the stated maturity thereof;

•	certain events of bankruptcy, insolvency or reorganization involving us; or

•	any other event of default described in the prospectus supplement.

      In general, the trustee must give both us and you notice of a default for the securities you hold. The trustee may withhold notice to you (except defaults as to payment of principal, premium or interest) if it determines that the withholding of such notice is in the best interest of the holders affected by the default. (Section 7.02)

      If a default is caused because we fail to comply with any of our agreements contained in the indenture or in the debt securities, either the trustee or the holders of at least 25% principal amount of the debt securities affected by the default may require us to immediately repay the principal and accrued interest on the affected series. (Section 6.02)

      The trustee may refuse to exercise any of its rights or powers under the indenture unless it first receives satisfactory security or indemnity. (Sections 7.01 and 7.03) Subject to certain limitations specified in the indenture, the holders of a majority in principal amount of the then outstanding debt securities of an affected series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture or exercising any trust or power conferred on the trustee with respect to the debt securities of the affected series. (Section 6.12)

Modification of the Indenture

      With the consent of the holders of at least a majority of the principal amount of a series of the debt securities outstanding, we may change the indenture or enter into a supplemental indenture that will then be binding upon that series. However, no changes may be made in this way to any of the following terms (Section 10.02):

•	maturity;

•	payment of principal or interest;

•	the currency of the debt;

•	the premium (if any) payable upon redemption;

•	the amount to be paid upon acceleration of maturity; or

•	reducing the percentage required for changes to the indenture.

      In addition, we may modify the indenture without the consent of the holders to, among other things:

•	add covenants;

•	change or eliminate provisions of the indenture so long as such changes do not adversely affect current holders; and

•	cure any ambiguity or correct defective provisions.

Discharge of the Indenture

      We will be discharged from certain of our obligations relating to the outstanding debt securities of a series if we deposit with the trustee money or government obligations sufficient for payment of all principal and interest on those debt securities, when due. However, our obligation to pay the principal of and interest on those debt securities will continue.

      We may discharge obligations as described in the preceding paragraph only if, among other things, we have received an opinion of counsel stating that holders of debt securities of the relevant series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and discharge which will be any different than if the deposit and discharge had not occurred.

Regarding the Trustee

      The Bank of New York is one of a number of banks with which we maintain ordinary banking relationships and from which we have obtained credit facilities and lines of credit.

Plan of Distribution

       Corn Products may sell the debt securities through underwriters, dealers, agents or directly to other purchasers. Debt securities also may be sold by underwriters directly to other purchasers or through other dealers, who may receive compensation from the underwriters in the form of discounts, concessions or commissions.

      If underwriters are used in the sale, the debt securities will be sold to the underwriters for their own account. The underwriters may resell the debt securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the debt securities will be subject to certain conditions. Any initial public offering price and any discounts or concessions allowed or repaid to dealers may be changed from time to time.

      We also may designate dealers, acting as our agents, to offer and sell debt securities upon certain terms and conditions. We may also sell debt securities directly to purchasers, without the use of underwriters, dealers or agents.

      Underwriters, dealers and agents that participate in the distribution of the debt securities may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions received by them from us and any profit on the resale if the offered debt securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify any underwriters or agents and describe their compensation from us in a supplement to the prospectus.

      There can be no guarantee that the debt securities will be listed on a national securities exchange or that, if listed, the listing will continue until the maturity of the debt securities. Also, certain broker-dealers may make a market in the debt securities, but they will not be obligated to do so and may discontinue any market making at any time and without any notice to you. Further, no assurances can be given that any broker-dealer will make a market in the debt securities or that any market for the debt securities will be reasonably liquid or broad. If we know that the debt securities will be listed on an exchange or that a broker-dealer will make a market in the debt securities, we will include that information in the prospectus supplement.

      We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act. We also may contribute to payments that the underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of business.

Legal Matters

       Unless otherwise indicated in a prospectus supplement, the validity of the debt securities is being passed upon for us by Marcia E. Doane, Esq., our Vice President, General Counsel and Corporate Secretary and by Sidley & Austin, One First National Plaza, Chicago, Illinois 60603. Ms. Doane is a full-time employee of Corn Products and, as of June 30, 1999, owned 1,094 shares of common stock, held 7,100 shares of restricted common stock and held options to acquire an additional 51,000 shares of common stock.

Experts

       Our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by KPMG LLP, independent certified public accountants, as set forth in their report in that Annual Report. We are incorporating those consolidated financial statements into this prospectus by reference in reliance on the authority of KPMG LLP as experts in accounting and auditing.

$

         % Senior Notes due

PROSPECTUS SUPPLEMENT

                    , 2002

Salomon Smith Barney

SunTrust Robinson Humphrey
BNY Capital Markets, Inc.